UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.
(Name of Subject Company)

AT HOME GROUP INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
04650Y100
(CUSIP Number of Class of Securities)
Mary Jane Broussard
Chief Administrative Officer, General Counsel and Corporate Secretary
1600 East Plano Parkway
Plano, Texas 75074
(972) 265-6137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With a copy to:
Warren S. de Wied
Erica Jaffe
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address
The name of the subject company is At Home Group Inc., a Delaware corporation (“At Home” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to At Home. The address of At Home’s principal executive office is 1600 East Plano Parkway, Plano, Texas 75074. The telephone number of At Home’s principal executive office is (972) 265-6137.
Securities
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01, of At Home (referred to as the “common stock”, the “Company common stock” or the “At Home common stock” and each such share, a “Share” and collectively, the “Shares”). As of June 18, 2021, there were (i) 65,578,616 Shares issued and outstanding, (ii) 7,128,738 Shares underlying outstanding Company stock options, (iii) 842,218 Shares underlying outstanding restricted stock unit awards and (iv) 711,672 Shares underlying outstanding performance stock unit awards.
Item 2. Identity and Background of Filing Person.
Name and Address
At Home, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of At Home are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Ambience Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Ambience Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at an offer price of $37.00 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). Parent and Merger Sub are affiliates of investment funds advised by Hellman & Friedman LLC (“Hellman & Friedman” or “H&F”).
The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of June 16, 2021, by and among At Home, Parent and Merger Sub. The Merger Agreement amends and restates that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of May 6, 2021. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on June 22, 2021. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly after the Expiration Date (as defined below), accept for payment (the time of such acceptance, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, and (ii) as promptly as practicable following the Offer Acceptance Time pay the Offer Price for all such Shares (such aggregate amount, the “Offer Acceptance Consideration”) and Parent shall provide or cause to be provided to Merger Sub the consideration necessary for Merger Sub to comply with such obligations to accept for payment and pay for such Shares. The proceeds of committed equity financing provided by the H&F Entities (as defined below) and via committed debt financing (each as described in Section 9 of the Offer to the Purchase under the caption “Source and Amount of Funds”) will be sufficient to fund the Offer Acceptance Consideration and the consideration payable upon the consummation of the Merger.
As promptly as practicable following the successful consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into At Home, with At Home surviving as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”, and such transaction the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the collective ownership by Parent, Purchaser and any other “affiliate” (as defined in Section 251(h) of the DGCL) of Merger Sub of at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (as defined in the Merger Agreement), but excluding any Shares held in treasury by At Home as of the expiration of the Offer or any other Shares acquired by At Home prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of At Home options). Under the DGCL and the terms of the Merger Agreement, At Home and Parent must consummate the Merger as promptly as practicable following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share (other than Shares (1) held by At Home as treasury stock, (2) owned by Parent or Merger Sub, (3) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, (4) owned by At Home stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL or (5) Rollover Shares (as defined in the Merger Agreement and described in further detail in Section 12 of the Offer to Purchase under the caption “Purpose of the Offer; Plans for At Home”)), will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to applicable withholding taxes.
Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m. (New York City time) on July 20, 2021, which is the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the commencement date of the Offer (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) shall occur on the Initial Expiration Date, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement.
The obligation of Merger Sub to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including but not limited to: (i) there being validly tendered and “received” (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn prior to the Expiration Date (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h) of the DGCL)) as of the Expiration Date a number of Shares which, together with any Shares owned by Merger Sub or its “affiliates” (as defined in Section 251(h) of the DGCL), equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date, but excluding any Shares held in treasury by At Home as of the expiration of the Offer or any other Shares acquired by At Home prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Stock Options (as defined below)) (the “Minimum Condition”); (ii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”); (iii) the absence of a material adverse effect on the Company occurring after the date of the Original Merger Agreement; and (iv) the absence of a termination of the Merger Agreement in accordance with its terms.
The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the

Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of At Home’s stockholders. At Home is not asking for a proxy and you are requested not to send At Home a proxy.
As set forth in the Schedule TO, Merger Sub’s principal executive offices are located at c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105. The telephone number of Parent is (415) 788-5111.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to At Home’s website at https://www.investor.athome.com.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of At Home, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between At Home or its affiliates, on the one hand, and (i) any of At Home’s executive officers, directors or affiliates, or (ii) Merger Sub, Parent or their respective executive officers, directors or affiliates, on the other hand. At Home’s executive officers and the members of the Board of Directors of At Home (the “Board”) may be deemed to have certain interests in the Transactions, as described in the section below, that may be different from or in addition to the interests of At Home’s stockholders generally because, among other things, the consummation of the Offer will constitute a “change in control” with respect to each of the At Home agreements and plans described below.
The Special Committee of the Board (the “Special Committee”) and the Board were aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger.”
Arrangements with Parent and Merger Sub and Their Affiliates
Merger Agreement
A summary of the material terms of the Merger Agreement is set forth in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements”, and is incorporated herein by reference. The Merger Agreement governs the contractual rights among At Home, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about At Home, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, At Home. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Arrangements between Parent, Merger Sub and the Current Executive Officers, Directors and Affiliates of At Home — Indemnification and Insurance” below), the rights of At Home’s stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of At Home (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. At Home’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of At Home, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The summary in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to the At Home stockholders, and the At Home stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summary in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.”
Confidentiality Agreement
At Home and Hellman & Friedman Advisors LLC, an affiliate of Parent and Merger Sub, executed a confidentiality agreement, dated February 16, 2021 (the “Confidentiality Agreement”), pursuant to which, among other things, Hellman & Friedman Advisors LLC agreed, subject to certain exceptions, to keep confidential certain confidential non-public information disclosed to it, including the existence and content of any discussions in connection with a possible transaction.
The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.
Limited Guarantee
Concurrently with the execution of the Merger Agreement, Hellman & Friedman Capital Partners IX, L.P. and its affiliated investment funds (collectively, the “H&F Fund IX Entities”) and Hellman & Friedman Capital Partners X, L.P. and its affiliated investment funds (collectively, the “H&F Fund X Entities” and, together with the H&F Fund IX Entities, the “H&F Entities”), in their capacities as guarantors, entered into an amended and restated limited guarantee (the “Limited Guarantee”), pursuant to which they agreed to guarantee, severally and not jointly or jointly and severally, on the terms and conditions set forth in the Limited Guarantee, Parent’s obligation to pay the termination fee, reimburse and indemnify the Company with respect to certain expenses in connection with the Merger and pay certain other amounts, in an amount not to exceed approximately $133.6 million in the aggregate.
Subject to certain terms and conditions, the Limited Guarantee will terminate upon the earliest to occur of (1) the closing of the Merger (the “Closing”) and payment of the Merger Consideration in accordance with the Merger Agreement, (2) receipt in full in cash by the Company of the payment obligations of Parent that are the subject of the Limited Guarantee, or (3) the earlier of (a) the valid termination of the Merger Agreement in any circumstance other than one in which Parent is or may be obligated to pay any of the obligations that are the subject of the Limited Guarantee and (b) the date that is the three-month anniversary of the date of the termination of the Merger Agreement in any circumstance in which Parent is or may be obligated to pay any of the obligations that are the subject of the Limited Guarantee (unless a claim for payment of any of such obligations is presented by the Company to Parent, Merger Sub or the H&F Entities on or prior to such three-month anniversary).
The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.
Equity Commitment Letter
Concurrently with the execution of the Merger Agreement, Parent has entered into an amended and restated equity commitment letter (the “Equity Commitment Letter”), with the H&F Entities. Pursuant to the Equity Commitment Letter, the H&F Entities have committed to contribute to Parent at the Closing an amount of cash consideration equal to $1.513 billion to purchase equity securities of Parent solely for the purpose of funding, and to the extent necessary to fund, a portion of the amounts required to be paid by Parent or Merger Sub under the Merger Agreement on the date of Closing (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing is subject to (i) satisfaction of the Minimum Condition and the other conditions that are described in Section 15 of the Offer to Purchase under the caption “Certain Conditions of the Offer”, (ii) the satisfaction, or waiver by Parent or Merger Sub, as applicable, of all conditions precedent set forth in Section 6.1 of the Merger Agreement to such party’s obligations to consummate the Merger and (iii) the proceeds of the Debt Financing (as described in Section 9 of the

Offer to the Purchase under the caption “Source and Amount of Funds”) having been funded or will be funded at Closing. The funding of the Equity Financing is further subject to, and will occur contemporaneously with, the Closing. H&F’s equity commitment is subject to reduction in the event that the full amount of the equity commitment is not necessary in order to consummate the transactions contemplated by the Merger Agreement.
H&F’s obligation to fund its equity commitment will terminate automatically and immediately upon the earliest to occur of (i) the consummation of the transactions contemplated by the Merger Agreement, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) if a court of competent jurisdiction has declined in a final, nonappealable decision, judgment or order to specifically enforce the obligations of Parent or Merger Sub to consummate the Merger pursuant to a claim for specific performance brought against Parent or Merger Sub under Section 8.7 of the Merger Agreement or Section 5(b) of the Equity Commitment Letter, (iv) the commencement of any action by At Home or any of its affiliates against a Non-Recourse Party (as defined in the Limited Guarantee (as defined herein)) relating to the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any of the transactions expressly provided thereby, in each case other than any action by At Home asserting any Retained Claim (as defined in the Limited Guarantee) and (v) any judgment against Parent or any affiliate of Parent with respect to any award of monetary damages in connection with the Equity Commitment Letter, the Merger Agreement or the Limited Guarantee or any of the transactions contemplated thereby.
At Home is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letter (if and only if At Home is entitled to specific performance of Parent and Merger Sub’s obligations to consummate the Offer and the Merger) solely for the purpose of directly enforcing the obligations of H&F through an action for specific performance of Parent’s right to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter (to the extent that the conditions to funding the Equity Financing under the Equity Commitment Letter have been satisfied and At Home is permitted to enforce the Equity Financing under the terms of the Merger Agreement).
The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.
Arrangements between Parent, Merger Sub and the Current Executive Officers, Directors and Affiliates of At Home
In considering the recommendations of the Special Committee and the Board with respect to the Offer and the Merger, At Home’s stockholders should be aware that the directors and executive officers of At Home have certain interests, including financial interests, in the Offer and the Merger that may be different from, or in addition to, the interests of At Home’s stockholders generally, including the continued employment of certain executive officers following the Closing and the right to continued indemnification and insurance coverage.
These interests may present such directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent material, are described in this section. Upon completion of the Merger, At Home is expected to continue to operate under the leadership of Chief Executive Officer, Lee Bird, and the existing senior management team, and Lee Bird is expected to continue to serve as chairman of the board of directors of the Company. The Board and Special Committee were aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making their recommendations in favor of the Transactions and that At Home’s stockholders tender their Shares to Merger Sub in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below. The transactions contemplated by the Merger Agreement will be a “change in control,” “change of control” or term of similar meaning for purposes of the Company’s executive compensation and benefit plans and agreements described below. This disclosure assumes that the consummation of the Transactions will constitute a change in control, change of control or term of similar meaning under all of our compensation plans, programs, and agreements. For purposes of this disclosure, our “executive officers” are: Lewis L. Bird III, Peter S.G. Corsa, Jeffrey R. Knudson, Chad C. Stauffer, Ashley F. Sheetz, Mary Jane Broussard, Norman E. McLeod, Sumit Anand, and Catherine P. Aslin.

Potential Payments to Executive Officers at or Following Change in Control
Employment Agreements
The Company is party to an employment agreement with each of its executive officers, including the named executive officers. Each employment agreement continues for an indefinite term, subject to termination by either party, other than for cause (as defined in the employment agreements, which we refer to as “cause”), upon prior written notice. In addition, each employment agreement provides generally for the terms of the executive officer’s employment including annual salary, annual bonus opportunity and eligibility to participate in all benefit programs offered to senior executives of the Company. In the event of certain termination of employment events, the terms of the employment agreements provide each executive officer with certain payments and benefits, which are generally subject to the executive officer entering into a general release of claims for the benefit of the Company. The severance payments and benefits payable to each executive officer are summarized below.
For Mr. Bird:
•
In the event of a termination of employment due to death or disability, other than for cause, or by Mr. Bird for good reason, Mr. Bird is also entitled to (i) any accrued amount, (ii) the sum of his annual base salary in effect immediately prior to the termination date, plus target bonus for the year of such termination, payable over twelve months following termination of employment, and (iii) if terminated after the 90th day of the fiscal year, a pro-rata bonus based on actual performance against an adjusted target.

•
In addition, in connection with a change of control, Mr. Bird is entitled to an additional lump sum payment in the event of a termination without cause or he resigns for good reason, in each case, within six months before a change of control of the Company (at the request of the purchaser) or within one year following a change of control of the Company, in an amount equal to the sum of his annual salary in effect immediately prior to the termination date plus target bonus opportunity for the year of such termination, payable on the later of the date of the change of control or when the initial payment of the standard severance amount stated in the paragraph above is made.

•
Mr. Bird is subject to restrictive covenants providing for non-competition, non-solicitation of employees, and non-interference with business relationships, in each case, during employment and for one year thereafter. In addition, Mr. Bird is subject to restrictive covenants providing for mutual non-disparagement during employment and for five years thereafter and indefinite confidentiality obligations. If Mr. Bird materially and willfully breaches any of the restrictive covenants, he is required to return to the Company severance amounts previously paid to him and to forfeit any future amounts due.

•
If any payments or benefits which Mr. Bird would be entitled to receive pursuant to the terms of his employment agreement or otherwise in connection with a change of control of the Company would result in all or a portion of the payments or benefits being deemed “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the related excise tax imposed by Section 4999 of the Code, the payments and benefits will be reduced to the minimum extent necessary so that they would not result in the imposition of an excise tax under Section 4999 of the Code, provided that no reduction will be made if Mr. Bird would receive a greater net after-tax amount absent such reduction (the “Best Net Provision”).

For Mr. Corsa, Ms. Sheetz, Mr. McLeod and Ms. Broussard:
•
In the event of a termination of employment due to death or disability, other than for cause, or by the executive officer for good reason, the executive officer is also entitled to (i) any accrued amounts, (ii) the executive’s annual base salary in effect immediately prior to the termination date, payable over twelve months following termination of employment, and (iii) the full annual bonus to which the executive would have been entitled for the year of termination had the executive remained employed, based on actual performance, payable at the same time as annual bonuses are ordinarily paid. For Mr. McLeod, severance benefits also include twelve months of continued health benefits (or the value of such benefits) and, in the case of a termination for good reason because the Company is no longer developing new store locations (as further described in the definitions set forth below), he is entitled to an additional twelve months of salary continuation.
•
These executive officers are subject to restrictive covenants generally similar to those described for Mr. Bird and their equity grants also include a Best Net Provision.

For Mr. Knudson, Mr. Stauffer, Mr. Anand and Ms. Aslin:
•
In the event of a termination of employment due to death or disability, other than for cause, or by Ms. Aslin for good reason, the executive officer is entitled to the executive’s annual base salary in effect immediately prior to the termination date, payable over twelve months following termination of employment.

•
These executive officers are subject to restrictive covenants generally similar to those described for Mr. Bird and their equity grants also include a Best Net Provision.

For each employment agreement described above the definitions of “cause” and “good reason” (if applicable) are as follows:
•
“Cause” is generally defined as any one of the following, subject to certain notice and cure periods: (i) willful misconduct or gross negligence in the performance of, or refusal or intentional failure to perform, any of the employee’s assigned duties to the Company; (ii) the commission or conviction (including conviction upon of a plea of nolo contendere) of a felony or other crime involving fraud, theft, breach of trust or similar acts; (iii) any failure to comply with any written rules, regulations, policies or procedures of the Company which, if not complied with, would reasonably be expected to have a material adverse effect on the business or financial condition of the Company; or (iv) any misconduct that would cause the Company to violate any law relating to sexual harassment or age, sex or other prohibited discrimination.

•
“Good reason” is generally defined as any one of the following, subject to certain notice and cure periods: (i) a material breach by the Company of any of the covenants in the employment agreement; (ii) any material reduction in the employee’s base salary or compensation; (iii) any material and adverse change in the employee’s position, title or status; and (iv) any change in the employee’s job duties, authority or responsibilities to those of lesser status. Mr. Bird may also terminate for good reason in the event of a relocation of his primary work location outside the State of Texas without his consent. Mr. McLeod may also terminate for good reason in the event his position is relocated more than 50 miles from the Company’s Plano, Texas location or if the Company ceases development of new store locations and is unable to assign him alternative job duties and responsibilities for which he is reasonably qualified.

Change in Control under Equity Plans
Pursuant to the Equity Plans (as defined below), the Company has entered into several stock option award agreements, restricted stock unit award agreements, and performance share unit award agreements (“Equity Award Agreements”) with nine executive officers, including each named executive officer.
Under most Equity Award Agreements, upon the occurrence of a qualifying change in control (as such term is defined in the applicable Equity Plan and which includes the Merger) of the Company while the applicable officer is employed by the Company or any subsidiary, and the subsequent termination of the officer’s employment within the twelve months following the closing of the change in control transaction, the officer is entitled to the acceleration of their Company Equity Awards. Further, as authorized under the Equity Plans, the terms of the Merger Agreement provide for additional acceleration of certain outstanding Company Stock Options, Company RSUs (as defined below) and Company PSUs (as defined below), as discussed below.
Arrangements Following the Merger
Pursuant to the written guidelines provided by the Special Committee to Hellman & Friedman on April 9, 2021, from the commencement of discussions in February 2021, Hellman & Friedman did not engage in any discussions with any members of the Company’s management regarding post-closing employment or compensation arrangements, or the opportunity to purchase or otherwise participate in the equity of Parent or any of its affiliates, until Hellman & Friedman received the Special Committee’s authorization to engage in such discussions on May 4, 2021 and after the parties agreed to continue negotiations in contemplation of entering into the Original Merger Agreement.
Following the Special Committee’s authorization for Hellman & Friedman to engage in discussions with Mr. Bird, on May 4, 2021, Hellman & Friedman commenced discussions with Mr. Bird about his role and responsibilities with the Company following the potential Merger, his compensation for such services, and Hellman & Friedman’s requirement that Mr. Bird invest in Parent through a rollover of certain of his existing At Home equity securities. Prior to the execution of the Original Merger Agreement, Hellman & Friedman did not engage in discussions with any other members of the Company’s management regarding any post-closing employment or compensation arrangements, or the opportunity to purchase or otherwise participate in the equity of Parent or any of its affiliates.
Following discussions between Hellman & Friedman and Mr. Bird, Mr. Bird entered into a rollover agreement with the Parent (“Rollover Agreement”) that was executed concurrently with the Original Merger Agreement. Pursuant to the Rollover Agreement, Mr. Bird agreed to contribute a number of Shares and/or invest an amount in cash received pursuant to the Merger Agreement having an aggregate value equal to $10,000,000, in exchange for a number of shares (which may be voting or non-voting) of Parent having an aggregate value equal to the value of such rolled Shares or cash.
The Rollover Agreement includes a term sheet outlining material terms of employment and equity compensation arrangements for Mr. Bird with Parent and its subsidiaries following the Closing, which was subsequently amended in connection with the execution of the Merger Agreement (the term sheet, as so amended, the “Term Sheet”). The Term Sheet provides that Mr. Bird’s post-closing employment agreement (the “Post-Closing Employment Agreement”) will provide for an annual base salary of $1,100,000 and an annual target bonus of 125% of Mr. Bird’s annual base salary, which is the same annual base salary and annual target bonus opportunity as in effect as of the date of this Schedule 14D-9. The Post-Closing Employment Agreement will also provide that in the event of a termination of Mr. Bird’s employment by Parent and its subsidiaries without “cause” (other than due to Mr. Bird’s death or disability) or by Mr. Bird for “good reason” (each as defined in the Post-Closing Employment Agreement), in each case, other than in connection with a change in control of the Company following the Closing, subject to execution of a release of claims and continued compliance in all material respects with restrictive covenants, Mr. Bird will be entitled to (i) a cash severance payment equal to 1.5 times the sum of (A) his annual base salary and (B) target annual bonus, payable over 18 months; (ii) if such termination occurs after the 90th day of the fiscal year, a pro-rata bonus payment for such year, based on actual performance; and (iii) Company payment of full COBRA premiums for up to 18 months. In addition, if such qualifying termination occurs within 6 months before a change in control or within 1 year following a change in control (in each case, excluding the Merger), then Mr. Bird will be entitled to the severance payments described in the immediately foregoing sentence, except that (x) the cash severance payment will instead be equal to 2.0 times the sum of (A) annual base salary and (B) target annual bonus, and (y) the portion thereof equal to 0.5 times the sum of (A) annual base salary and (B) target annual bonus will be paid in a lump sum. The Term Sheet provides that the Post-Closing Employment Agreement will include (a) non-compete, employee non-solicitation and no-hire, and non-interference covenants that are applicable during Mr. Bird’s employment and for 18 months thereafter, (b) a mutual non-disparagement obligation applicable during Mr. Bird’s employment and for five years thereafter, and (c) confidentiality and intellectual property assignment obligations.
The Term Sheet also sets forth the material terms of the equity compensation program to be established for Mr. Bird and other applicable participants to be determined in connection with the Closing. Such program is anticipated to be in the form of stock options, with 10% of the fully-diluted common shares of Parent as of immediately following the Closing being reserved for issuance thereunder (such reserve, the “Option Reserve”). In connection with the Closing, Mr. Bird will receive a grant of options representing 40% of the Option Reserve (such grant, the “Closing Option Grant”).
The Closing Option Grant granted to Mr. Bird and the options granted to other applicable participants in connection with the Closing will consist (i) 40% of time-vesting options, which will vest 20% per year, with (a) pro rata vesting for the year of employment if the optionee’s employment is terminated without cause, for good reason, or due to death or disability and (b) full acceleration of vesting upon a change in control, and

(ii) 60% of performance-vesting options, which will generally vest upon achievement of specific multiples of invested capital. Vesting of the option grants is generally subject to the optionee’s continued employment with Parent or its subsidiaries through the applicable vesting date; however, upon certain qualifying terminations of employment, vesting may be accelerated or options may remain outstanding and eligible to vest for a specified period following such termination of employment, as applicable. Individuals receiving option grants will be required to execute a restrictive covenant agreement (unless such grantee is subject to an employment agreement entered into following the Merger, in which case the restrictive covenants contained therein will instead apply).
The Term Sheet also provides that, in the event that Parent’s board of directors (or applicable committee thereof) desires to grant options in excess of the Option Reserve, Mr. Bird would cap the value of up to a certain number of options in Mr. Bird’s Closing Option Grant, based on the then-current fair market value of a Parent share, and the corresponding number of options would be available to be granted to other applicable participants, with an exercise price per share equal to such then-current fair market value of a Parent share.
The Term Sheet additionally provides that, with respect to Mr. Bird’s Long-Vesting Company Stock Options and Long-Vesting Company PSUs, Mr. Bird may elect for such awards to be converted into stock option and restricted stock unit awards, respectively, of Parent instead of being converted into restricted cash awards (each, an “RCA”), as described below.
For more detail on communications between representatives of At Home and representatives of Hellman & Friedman relating to Hellman & Friedman’s expectations regarding the continued operation of At Home by senior management and potential equity arrangements between senior management and Parent and At Home’s equity program for employees (including members of At Home’s senior management) see the section entitled “— Background of the Offer and the Merger.”
Other than as described herein, as of the date of this Schedule 14D-9, certain current executive officers of At Home have engaged in preliminary discussions with H&F regarding employment and equity compensation arrangements with Parent and its subsidiaries following the closing of the Transactions, however none of our executive officers has entered into any agreement, arrangement or understanding with Parent, Merger Sub or any of their affiliates regarding post-closing employment or compensation arrangements, or the opportunity to purchase or otherwise participate in the equity of Parent or any of its affiliates. Further discussions between Hellman & Friedman, Parent and members of our senior management with respect to such matters, including post-closing employment of senior management and the structure and mechanics of potential equity plans and liquidity opportunities for employees, including senior management, and agreements, arrangements or understandings with respect to such matters may be reached prior to or following the closing of the Transactions. In addition, prior to the closing of the Transactions, Hellman & Friedman and Parent and its affiliates may initiate discussions and enter into similar agreements with other executives of At Home with respect to the reinvestment of a portion of the amounts to be received by such executives as payment for Shares tendered in the Offer or as Merger Consideration in connection with the closing of the Transactions.
Effect of the Offer and the Merger on At Home Common Stock and Equity Awards
Consideration for At Home Common Stock in the Offer and the Merger
If At Home’s executive officers and directors who own Shares of At Home common stock tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of At Home. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of At Home.
The following table sets forth the number of Shares beneficially owned as of June 18, 2021, by each of our executive officers and directors as of that date, (which, for this purpose, excludes Shares underlying Company Stock Options (whether or not currently exercisable), Company RSUs and Company PSUs (each as defined below)) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Individual	Number of Shares of Company Common Stock (#)	Total Consideration for Shares of Company Common Stock ($)
Executive Officers
Lewis L. Bird III	102,060	3,776,220
Peter S.G. Corsa	18,069	668,553
Jeffrey R. Knudson	14,993	554,741
Chad C. Stauffer	8,808	325,896
Ashley F. Sheetz	4,712	174,344
Mary Jane Broussard	28,138	1,041,106
Norman E. McLeod	6,266	231,842
Sumit Anand(1)	3,186	117,882
Catherine P. Aslin	—	—
Non-Employee Directors
Steve K. Barbarick	34,934	1,292,558
Wendy A. Beck	35,376	1,308,912
Paula L. Bennett	25,434	941,058
John J. Butcher	16,300	603,100
Elisabeth B. Charles	34,043	1,259,591
Joanne C. Crevoiserat	37,403	1,383,911
Philip L. Francis	133,592	4,942,904
Kenneth M. Simril	—	—
Larry D. Stone	63,708	2,357,196

(1)
The amount for Mr. Anand includes Shares acquired upon the regularly-scheduled vesting of Company RSUs that are expected to vest in the normal course prior to July 21, 2021 (on which date the Effective Time is assumed to occur, for purposes of this table).

Consideration for Company Stock Options, Company RSUs, and Company PSUs in the Merger
The Company has from time to time granted stock options under the GRD Holding I Corporation Stock Option Plan, as may be amended from time to time (the “2012 Option Plan”) and has from time to time granted stock options (“Company Stock Options”), restricted stock unit awards (“Company RSUs”) and performance stock unit awards (“Company PSUs”, and together with the Company Stock Options and Company RSUs, collectively, the “Company Equity Awards”) under the At Home Group Inc. Equity Incentive Plan, which was originally adopted in September 2015 and subsequently amended and restated and approved by the Board in July 2016, as further amended and approved by the Company’s stockholders in June 2018 (together with the 2012 Option Plan, the “Equity Plans”). Pursuant to the terms of the Merger Agreement, each Company Stock Option that is vested immediately prior to the Effective Time or that is scheduled to become vested on or prior to the first anniversary of the date of the Closing pursuant to the applicable award’s terms, will, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive an amount in cash equal to the product of the excess, if any, of the Merger Consideration over the exercise price of the stock option, multiplied by the number of Shares subject to the stock option (less applicable taxes) (and any such Company Stock Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled for no consideration). In addition, under the terms of the Merger Agreement, each Company RSU that is outstanding immediately prior to the Effective Time, and that is scheduled to become vested on or prior to the first anniversary of the date of the Closing pursuant to the applicable award’s terms, will, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration in respect of each underlying Share subject to such Company RSU (less applicable taxes). Also under the terms of the Merger Agreement, each Company PSU that is outstanding immediately prior to the Effective Time, and that is scheduled to become vested on or prior to the first anniversary of the date of the Closing pursuant to the applicable award’s terms, will, as of the Effective Time, become fully vested with respect to the number of Shares with respect to which such Company PSU by its terms would have remained issued, outstanding, and eligible to vest following the Effective Time based on the good faith determination by the Board of achievement of the performance goals applicable to the Company PSU and be converted into the right to receive an amount in cash equal to the Merger Consideration in respect of each underlying Share (less applicable taxes).
Except as otherwise agreed in writing between any holder of a Company Stock Option, Company RSU, or Company PSU on the one hand and Parent on the other, under the terms of the Merger Agreement, each Company Stock Option, Company RSU, and Company PSU that is outstanding immediately prior to the Effective Time and that would not by its terms vest on or prior to the first anniversary of the Closing (the “Long-Vesting Company Stock Options,” “Long-Vesting Company RSUs,” and “Long-Vesting Company PSUs,” respectively, and, collectively, the “Long-Vesting Company Equity Awards”) will be cancelled and converted automatically into a RCA in an amount in cash equal to the amount payable as calculated above for such type of award that vests on or prior to the first anniversary of the date of the Closing. Any RCA issued by Parent or the Surviving Corporation shall be subject to the same terms and conditions (including vesting conditions and schedules) applicable to the equity incentive award from which such RCA was converted, except that any RCA converted from a Company PSU will no longer be subject to performance-based vesting conditions. If an RCA was converted from an equity incentive award that constitutes “nonqualified deferred compensation” subject to Section 409A of the Code, then the vesting of that RCA will be accelerated to the date that is one day immediately prior to the first anniversary of the date of the Closing and on that date, the portion of the applicable RCA that vests, if any, will be payable to the holder of that RCA (less applicable taxes).
An estimate of the value of the payments in connection with the Company Equity Awards held by each of the Company’s executive officers and non-employee directors that are or will become vested at the Effective Time, or that may become vested if the employment of the executive officers is terminated within the twelve months following the Effective Time, is set forth below. The information below reflects the equity award holdings as of June 18, 2021 and, where relevant, includes Company Equity Awards that are expected to vest in the normal course prior to July 21, 2021 (on which date the Effective Time is assumed to occur, for purposes of this table). In addition, the information below assumes that no additional Company Equity Awards will be granted to any executive officers or non-employee directors, and no awards will be exercised or forfeited, between the date of the Merger Agreement and the Effective Time. All dollar amounts have been rounded to the nearest whole dollar.
Individual	Vested Stock Options ($)	Stock Options Cashed Out at Closing ($)	Unvested Restricted Stock Units Cashed Out at Closing ($)	Unvested Performance Stock Units Cashed Out at Closing ($)(1)	Equity Awards converted into RCAs ($)(2)	Total Consideration for Equity Awards ($)
Executive Officers
Lewis L. Bird III	70,925,751	9,177,901	—	5,920,000	14,148,887	100,172,539
Peter S.G. Corsa	14,175,679	4,162,153	166,019	1,776,000	3,393,910	23,673,761
Jeffrey R. Knudson	1,765,200	3,336,292	194,916	1,480,000	3,085,708	9,862,116
Chad C. Stauffer	3,034,283	3,280,697	219,780	647,500	2,839,056	10,021,316
Ashley F. Sheetz	2,082,277	1,863,311	77,811	832,500	1,793,858	6,649,757
Mary Jane Broussard	3,619,750	1,660,138	69,153	832,500	1,321,470	7,503,011
Norman E. McLeod	801,884	1,263,653	60,532	647,500	1,003,263	3,776,832

Individual	Vested Stock Options ($)	Stock Options Cashed Out at Closing ($)	Unvested Restricted Stock Units Cashed Out at Closing ($)	Unvested Performance Stock Units Cashed Out at Closing ($)(1)	Equity Awards converted into RCAs ($)(2)	Total Consideration for Equity Awards ($)
Sumit Anand	1,008,528	1,211,337	58,793	666,000	1,046,605	3,991,263
Catherine Aslin	—	204,181	—	370,000	770,038	1,344,219
Non-Employee Directors
Steve K. Barbarick	—		189,884			189,884
Wendy A. Beck	1,429,634		189,884			1,619,518
Paula L. Bennett	—		189,884			189,884
John J. Butcher	—		189,884			189,884
Elisabeth B. Charles	85,596		189,884			275,480
Joanne C. Crevoiserat	—		189,884			189,884
Philip L. Francis	1,098,886		189,884			1,288,770
Kenneth M. Simril	—		261,738			261,738
Larry D. Stone	1,429,634		—			1,429,634

(1)
Constitutes the value of Company PSUs, which would have vested in the ordinary course on January 29, 2022, and which, for purposes of this calculation, have been deemed to vest based on an achievement level of 200% (reflecting the current projected level of achievement).

(2)
Constitutes the combined value of Long-Vesting Company Equity Awards. For purposes of this calculation, the Long-Vesting Company PSUs, which were granted in March 2021 and would have vested in the ordinary course in substantially three equal tranches based on performance over three annual periods, have been deemed to vest based on an achievement level of 200% for the first tranche (reflecting the current projected level of achievement), and to vest at target (100%) for the second and third tranches.

Golden Parachute Compensation
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of the Company that is based on, or otherwise relates to, the Merger. The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the Merger. For purposes of calculating such amounts, the following assumptions were used:
•
the relevant price per Share is $37.00, which is the amount of the Offer Price and Merger Consideration;

•
the Effective Time occurs on July 21, 2021, which is the assumed date of the Closing solely for purposes of the disclosure in this section;

•
the Company experiences a “change in control”, as such term is defined in the relevant Company plans and agreements, on the assumed date of the Closing solely for purposes of the disclosure in this section of July 21, 2021;

•
no additional equity awards will be granted to any named executive officers, and no awards will be exercised or forfeited, between the date of the Merger Agreement and the assumed Effective Time; and

•
any severance or “double trigger” payments are based on the terms of the executive’s employment agreements in effect immediately prior to the change in control.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Total ($)(3)
Lewis L. Bird III	5,590,411	29,246,788	34,837,199
Peter S.G. Corsa	1,190,000	9,498,082	10,688,082
Jeffrey R. Knudson	625,000	8,096,916	8,721,916
Chad C. Stauffer	600,000	6,987,033	7,587,033
Ashley F. Sheetz	850,000	4,567,480	5,417,480

(1)
Cash: Includes estimated value of severance payments that would be due if the executive’s employment was terminated in connection with the change of control, as described above. For purposes of this disclosure, it is assumed that a termination by the company occurs on the date of the Closing. The cash severance amounts are “double-trigger payments” as such severance amounts would only be due if a termination of employment were to occur. For purposes of the calculations for Mr. Bird, Mr. Corsa and Ms. Sheetz, any amounts related to bonus payments as part of the individual’s severance entitlements described above are based on the individual’s current “target” bonus.

(2)
Equity: Includes estimated value of unvested stock options, unvested Company RSUs, and unvested Company PSUs, in each case that are outstanding as of the assumed closing date of July 21, 2021. Certain of these awards are being treated with “single trigger” vesting. These awards will become vested in full at the Effective Time and holders will receive the Merger Consideration, less any exercise price, if applicable, and withholding taxes. Other portions of the outstanding unvested awards have “double trigger” vesting. Each double trigger award will be converted into an RCA and continue to vest, under the terms of the original award agreement, subject to compliance with Section 409A of the Code, but will vest in full if the executive’s employment is terminated by the Company without Cause, or the executive resigns for good reason, within 12 months following the closing of the change of control. The estimated values of the single trigger and double trigger equity awards are shown in the following table:

	Single Trigger			Double Trigger	Equity Total
Named Executive Officer	Unvested Stock Options Cashed Out at time of Change of Control ($)	Unvested Restricted Stock Units Cashed Out at time of Change of Control ($)	Unvested Performance Stock Units Cashed Out at time of Change of Control ($)	Value of Awards Converted into RCAs	Equity Total ($)
Lewis L. Bird III	9,177,901	—	5,920,000	14,148,887	29,246,788
Peter S.G. Corsa	4,162,153	166,019	1,776,000	3,393,910	9,498,082
Jeffrey R. Knudson	3,336,292	194,916	1,480,000	3,085,708	8,096,916
Chad C. Stauffer	3,280,697	219,780	647,500	2,839,056	6,987,033
Ashley F. Sheetz	1,863,311	77,811	832,500	1,793,858	4,567,480

(3)
The amounts shown in the table do not include any reduction in payments pursuant to the “Best Net Provision” described above under Mr. Bird’s employment agreement or other named executive officers’ Equity Award Agreements.

Employee Matters Following Closing
During the period commencing on the closing date and ending on the first anniversary thereof, Parent has agreed to, and has agreed to cause its applicable subsidiary to, provide each continuing employee of the Company and its subsidiaries with (i) a base salary or regular hourly wage (whichever is applicable) and a short-term cash incentive compensation opportunity, that, in each case, is not less than the base salary or regular hourly wage and short-term cash incentive compensation opportunity in effect for, or available to, the applicable continuing employee as of immediately prior to the Effective Time, and (ii) other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits) that are, in each case, substantially similar in the aggregate to the other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits), respectively, provided or available to the applicable continuing employee as of immediately prior to the Effective Time.
During the period commencing on the closing date and ending on the first anniversary thereof, the Surviving Corporation will provide each continuing employee whose employment is terminated by Parent or one of its subsidiaries with severance benefits and protections on terms and conditions, in each case, that are no less favorable than the severance benefits and protections provided to each such continuing employee as of immediately prior to the Effective Time as set forth in the Company’s disclosure schedule to the Merger Agreement.
Parent has agreed to cause any employee benefit plans of Parent and its subsidiaries in which the continuing employees are entitled to participate after the closing date to take into account for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plan or as would result in a duplication of benefits), service prior to the Effective Time by such employees to the Company and its subsidiaries (and any predecessors) as if such service were with Parent or its subsidiaries.
In addition, with respect to any employee benefit plans maintained by Parent and its subsidiaries for the benefit of the continuing employees following the closing date Parent has agreed to, and to cause the Surviving Corporation and its subsidiaries to, (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements with respect to any such plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee to the same extent waived under the analogous Company benefit plan prior to the closing date, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to any eligible expenses paid by such employees during the calendar year in which the Effective Time occurs (or such later date on which a continuing employee commences participation in any new plan of the Surviving Corporation and its subsidiaries) under analogous Company benefit plans.
Rule 14d-10(d) Matters
Prior to the Offer Acceptance Time, the Company shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or any of its subsidiaries (including any employee agreement or Rollover Agreement) on or after May 6, 2021 with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Indemnification and Insurance
At Home’s second amended and restated certificate of incorporation (the “Charter”) and second amended and restated bylaws provide that it will indemnify the directors and officers of At Home to the fullest extent permitted by the DGCL. In addition, At Home (i) has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors and (ii) has entered into indemnification agreements with each of its current directors and officers. These agreements provide for the indemnification of such persons for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of At Home’s directors or officers.
Under the Merger Agreement, from and after the Effective Time, Parent and the Surviving Corporation must, jointly and severally, indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director and officer of the Company and its subsidiaries and each fiduciary of a company benefit plan (collectively, together with such person’s heirs, executors or administrators, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any actual or threatened action, whether civil, criminal, administrative or investigative, arising out of, related to or in connection with any action or omission occurring or alleged to have occurred whether prior to or at the Effective Time (including in connection with such Indemnified Party’s service as a director or officer of the Company or any of its subsidiaries or a fiduciary of a company benefit plan or services performed by such persons at the request of or for the benefit of the Company or its subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, including, in connection with (1) the transactions contemplated by the Merger Agreement and (2) actions to enforce the provision of the Merger Agreement described here or any other indemnification, exculpation or advancement right of any Indemnified Party. The rights of the Indemnified Parties set forth in the Merger Agreement are in addition to any rights the Indemnified Parties may have under the Company’s organizational documents or certain indemnification agreements listed on company disclosure schedule. For a period of six years from and after the Effective Time, Parent is required, unless otherwise prohibited by applicable law, to cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to indemnification, exculpation from liabilities and rights to advancement of expenses than those set forth as of the date of the Original Merger Agreement in the certificate of incorporation and bylaws of the Company, and not to amend, repeal or otherwise modify those provisions in a manner that would adversely affect the rights of any Indemnified Party. In addition, from and after the Effective Time, each of Parent and the Surviving Corporation must advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party promptly (and in any event within 10 days) after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable law, provided that any person to whom expenses are advanced provides an undertaking to repay the advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.
In addition, prior to the Effective Time, the Company must obtain and fully pre-pay the premium for (and, following the Effective Time, the Surviving Corporation must, and Parent must cause the Surviving Corporation to, maintain with reputable and financially sound carriers) the extension of (1) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (2) the Company’s existing fiduciary liability insurance policies (“D&O Insurance”), in each case for a claims reporting or discovery period (whichever is greater) of six years from and after the Effective Time with respect to any claim arising from facts or events that existed or occurred at or prior to the Effective Time with terms, conditions, retentions, coverage limits and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies in effect on the date of the Original Merger Agreement, or the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain the D&O Insurance for such six-year period or purchase comparable insurance as the D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date of the Original Merger Agreement. In no event will the Company or the Surviving Corporation be required to expend for any such policies pursuant to the foregoing an annual premium amount in excess of 300% of the current aggregate annual premium paid by the Company for such insurance and, if the annual premiums of such insurance coverage exceeds such maximum amount, the Company or the Surviving Corporation will obtain a policy with the greatest coverage available for such maximum amount.
Section 16 Matters
Pursuant to the Merger Agreement, prior to the Effective Time, At Home has agreed to, as applicable, take all steps reasonably necessary to cause any dispositions of equity securities (including derivative securities) of the Company in connection with the Merger Agreement and the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted under applicable law.
Item 4. The Solicitation or Recommendation.
Recommendations of the At Home Special Committee and At Home Board
At a meeting held on June 16, 2021, the Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of the

Company and the stockholders of the Company, and (ii) resolved to recommend that the Board (a) declare the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, (b) approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (c) recommend that stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement.
Following the recommendation by the Special Committee and acting upon such recommendation, the Board unanimously (a) declared the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, (b) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) resolved that the Merger shall be governed by Section 251(h) of the DGCL and (d) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement.
Accordingly, and for the reasons described in more detail below under “— Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger,” upon the unanimous recommendation of the Special Committee, the Board unanimously recommends that the At Home stockholders tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement.
A joint press release, dated June 16, 2021, issued by At Home announcing the Merger Agreement and the Transactions, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The Board and the Company’s senior management team, with the assistance of the Company’s advisors, regularly review the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company’s strategy as a stand-alone company or potential mergers and acquisitions transactions (including a possible business combination with a third party or a possible sale of the Company to a third party) was likely to provide the best opportunity to create and maximize stockholder value, as well as a review of the potential benefits and risks associated with each such course of action considered over time.
In July 2017, Guggenheim Securities, LLC (“Guggenheim Securities”) introduced a representative of H&F to Lee Bird, the Company’s Chief Executive Officer, and AEA Investors LP, which, at that time, together with its affiliates (“AEA”) held a majority of the Company’s common stock, to communicate its interest in discussing a potential transaction involving the Company. In August 2017, the Company and H&F entered into a confidentiality agreement containing customary provisions, including a customary standstill provision. The confidentiality agreement executed in August 2017 with H&F expired in accordance with its terms.
On August 29, 2017, representatives of H&F provided a verbal indication of interest regarding a potential acquisition of the Company in which H&F would acquire 100% of the shares of common stock of the Company at $26.50 per share, or in the alternative, H&F would partner with AEA and Starr Investment Holdings and its affiliates (“Starr”), two of the largest stockholders of the Company, to acquire 100% of the shares of common stock of the Company at $30.00 per share, with AEA and Starr rolling over approximately 50% of their equity in the Company and H&F providing equity financing in the form of convertible preferred stock. On that date, the Company’s common stock closed at $24.36 per share. Following discussion, the Board determined not to pursue this offer, and discussions with H&F ceased in August 2017.
In early February 2019, a representative of H&F approached Mr. Bird to express interest in pursuing a potential acquisition of the Company. At that time, the Company’s common stock was trading at approximately $23.00 per share. Mr. Bird indicated to H&F that he did not believe that the Board was likely to engage unless H&F was willing to pay at least $35.00 per share. H&F indicated that, subject to due diligence, H&F could potentially get to a price of $35.00 per share if they decided to proceed.

At a Board meeting on February 7, 2019, the Board discussed H&F’s interest in a possible transaction involving the Company. Representatives of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), the Company’s outside counsel, and Mary Jane Broussard, Senior Vice President and General Counsel of the Company, were present by invitation of the Board. Mr. Bird reviewed with the Board the discussions to date with H&F, including the preliminary discussion about valuation. The Board discussed the merits and considerations of continuing to engage in preliminary discussions with H&F and possibly other potential third parties. Following discussion, the Board unanimously authorized the Company and Fried Frank to negotiate an appropriate confidentiality agreement with H&F (and other third parties, as applicable) to facilitate confidential due diligence. The Board also authorized the executive committee of the Board (the “Executive Committee”), which, at the time, consisted of Wendy Beck, Philip Francis, Larry Stone, and Martin Eltrich, to enter into negotiations for the engagement of a financial advisor, on behalf of the Company, to help evaluate the Company’s standalone prospects and to advise the Board in connection with discussions with, and consideration of any offers from, third parties, including H&F. The Board confirmed that they had not made any decision to sell the Company at that time.
That same day, the Company and H&F entered into a confidentiality agreement containing customary provisions, including a customary standstill provision. The confidentiality agreement executed in February 2019 with H&F expired in accordance with its terms. Following execution of the confidentiality agreement, during February 2019, the Company made confidential due diligence materials available to H&F, including through an online data room, and the parties participated in management presentations and due diligence meetings.
On February 21, 2019, the Company engaged a financial advisor in connection with its review of strategic alternatives, including its evaluation of the inbound interest from H&F regarding a possible acquisition of the Company.
On February 22, 2019, the Executive Committee held a meeting. Mr. Bird, Jeffrey Knudson, the Company’s Chief Financial Officer, and Ms. Broussard, as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Executive Committee. Senior management and the Executive Committee, along with its advisors, discussed, among other things, the current state of the Company’s business and financial performance, the initial interest from H&F, and considerations with regard to a possible follow-up proposal by H&F. Fried Frank reviewed with the Executive Committee the Board’s fiduciary duties. The Executive Committee considered the merits and considerations of reaching out to additional third parties, including the risks associated with a leak that the Company was engaging in such discussions, the universe of potential third parties who may be interested in acquiring the Company, and the preliminary nature of H&F’s expressed interest. The Company’s financial advisor reviewed with the Executive Committee other private equity firms and strategic parties who might have the financial wherewithal and strategic interest to pursue a potential transaction with the Company. Following these discussions, the Executive Committee authorized the Company’s financial advisor to contact three financial sponsors (“Party A,” “Party B” and “Party C”). The Company did not contact any potential strategic acquirors, at this time, given potential competitive concerns and the Executive Committee’s view, after discussions with the Company’s financial advisor, that there was a low likelihood of interest from strategic acquirors.
Following this meeting, the Company’s financial advisor began contacting Party A, Party B, and Party C.
Between February 27, 2019 and March 5, 2019, the Company executed confidentiality agreements containing customary provisions, including customary standstill provisions, with each of Party A, Party B, and Party C following which the Company made an online data room available to each of them. Each of the confidentiality agreements executed in 2019 with Party A, Party B, and Party C expired in accordance with their respective terms.
On or about March 7, 2019, at the direction of the Executive Committee, the Company’s financial advisor uploaded to the online data room a bid process letter, which contained instructions for submitting preliminary indications of interest to the Company by March 15, 2019.
On March 13, 2019, at a meeting of the Executive Committee, at which Messrs. Bird, Knudson and Ms. Broussard as well as representatives of the Company’s financial advisor were present by invitation of the Executive Committee, Messrs. Bird and Knudson provided an update on the performance of the Company for the first fiscal quarter of fiscal year 2020 and noted that same store sales comparisons were below forecast and guidance. Mr. Bird and Mr. Knudson informed the Executive Committee that, in their view, these results were primarily a function of seasonal weather, although it would take additional time to confirm this view. The Executive Committee determined that the bid date of March 15, 2019 should be adjourned until there was more clarity as to the reasons for the Company’s performance below expected results for the first quarter. The Company’s financial advisor then communicated updated information on the Company’s performance and the revised bid deadline to H&F, Party A, Party B and Party C. On March 13, 2019, the Company’s common stock closed at $22.74.
In March 2019, H&F initially contacted four potential lenders regarding their interest in providing debt financing for the possible acquisition of the Company. After three of those potential lenders did not proceed with the opportunity, H&F reached out to two additional lenders in April 2019. Based on the responses from these three remaining potential lenders, draft documentation was sent to them in early May 2019.
On April 2, 2019, H&F delivered a written proposal (the “April 2, 2019 Proposal”) to the Board to purchase 100% of the shares of common stock of the Company for $31.00 per share in cash, which, according to the proposal letter, would be financed by $1.25 billion in debt financing and $1.5 billion in equity capital from investment funds affiliated with H&F. The letter noted that the proposed purchase price reflected a less receptive debt market than previously anticipated, the Company’s lower EBITDA than previously projected (driven by the Company’s lower results in fiscal year 2019 and the first quarter of fiscal year 2020), and the difficult equity market conditions for At Home. In the proposal letter, H&F indicated that its offer was expressly conditioned on (i) the completion of due diligence, (ii) the execution of mutually acceptable definitive transaction documents and (iii) the rollover of a significant, but unspecified, portion of Mr. Bird’s after-tax proceeds in the post-transaction company. The proposal letter also included a request from H&F that the Board consent to H&F entering into discussions with AEA and Starr regarding customary voting agreements. The proposal letter was accompanied by (i) an unsigned debt commitment letter delivered by a leading financial institution, (ii) a form of equity commitment letter and a limited guarantee to be executed by investment funds affiliated with H&F, and (iii) a draft merger agreement, which H&F stated was substantially similar to the terms of the definitive agreement executed by H&F in its recent acquisition of another publicly traded company. In the proposal letter, H&F noted its ability to sign a definitive merger agreement within one week. On April 2, 2019, the Company’s common stock closed at $18.66.
That same day, a meeting of the Executive Committee took place to discuss the April 2, 2019 Proposal. Messrs. Bird, Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Executive Committee. The Executive Committee, along with its advisors, discussed its preliminary views regarding the proposal, including the fact that it was below the $35.00 per share level that had previously been discussed with H&F. After discussion, the Executive Committee requested that the Company’s financial advisor and Fried Frank prepare updated presentations for the Executive Committee’s review to facilitate further discussions of the financial and legal terms of the offer and the Executive Committee’s consideration of the Company’s standalone value and prospects as an independent company. The Executive Committee and Mr. Bird also discussed the request from H&F that Mr. Bird roll over a portion of his equity in the Company, and Mr. Bird agreed that he would recuse himself from portions of Executive Committee and Board meetings, as requested by the Executive Committee and Board, related to a potential transaction with H&F or an alternative thereto. Mr. Bird confirmed that he would not have any discussions with H&F (or any other bidder) concerning the potential terms of a rollover of his equity or post-transaction employment terms unless and until authorized by the Board.
On April 4, 2019, various media outlets reported that the Company was exploring a potential sale. On that date, the Company’s common stock closed at $20.50, up from $18.99 the day prior to such reports.
The Executive Committee met again on April 5, 2019. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Executive Committee. Mr. Bird was present by invitation of the Executive Committee for a portion of the meeting. At that meeting, the Executive Committee discussed, along with its advisors, the April 4, 2019 public news report and engaged in a further discussion of the April 2, 2019 Proposal. The Company’s financial advisor updated the Executive Committee on the discussions with Party A, Party B, and Party C. The

Company’s financial advisor provided an overview of the April 2, 2019 Proposal and discussed its preliminary valuation analyses of the Company. At that meeting, the Company’s financial advisor noted, for the first time, that, based on preliminary discussions with its fairness committee, the Company’s financial advisor likely would not be in a position to render a fairness opinion in connection with a transaction that involved merger consideration below the bottom end of the financial advisor’s discounted cash flow valuation range (which was approximately $33.50 per share). Mr. Bird reported that, after the public news report on April 4, 2019, he had received a call from a financial sponsor, which indicated that it might be interested in a potential transaction with one or more partners, including possibly H&F. We refer to this financial sponsor as “Party D.” Mr. Bird then left the meeting. Following discussion, the Executive Committee concluded that they were unwilling to recommend that the Board transact at the $31.00 per share price reflected in the April 2, 2019 Proposal. Following discussion, the Executive Committee unanimously agreed to (i) reject the proposal and inform H&F that it would need to meaningfully improve its offer for the Company to continue to engage; and (ii) reach out to Party A, Party B, and Party C to gauge their interest in submitting a proposal. The Executive Committee determined not to engage with Party D due to concerns as to Party D’s financial wherewithal to execute a transaction alone and the fact that Party D did not identify any potential partners (other than its interest in working with H&F).
On or about April 9, 2019, as directed by the Executive Committee, the Company’s financial advisor reached out to Party A, Party B, and Party C and requested that they submit an initial indication of interest by April 15, 2019.
On April 10, 2019, H&F delivered a written proposal (the “April 10, 2019 Proposal”) to the Board to purchase 100% of the shares of common stock of the Company for $32.00 per share in cash, which, according to the proposal letter, would be financed by $1.25 billion in debt financing and $1.5 billion in equity capital from H&F. The letter also stated that the debt financing markets were increasingly unreceptive to retail financings and noted ripple effects through financing markets in response to the Company’s recent share price drop, the reduction in the Company’s adjusted EBITDA for fiscal year 2019, the failure of the Company’s recent earnings to meet its business plan in the first quarter of fiscal year 2020, and the need for H&F to substantially increase its equity commitment to achieve the proposed price. H&F indicated that the offer was expressly conditioned on (i) completion of due diligence, (ii) the execution of mutually acceptable definitive transaction documents and (iii) the rollover of a significant, but unspecified, portion of Mr. Bird’s after-tax proceeds in the post-transaction company. The proposal letter also included a request from H&F that the Board consent to H&F entering into discussions with AEA and Starr regarding customary voting agreements. The proposal letter was accompanied by (i) an unsigned debt commitment letter delivered by a leading financial institution, (ii) a form of equity commitment letter and a limited guarantee to be executed by investment funds affiliated with H&F, and (iii) a draft merger agreement in the form submitted with H&F’s prior proposal. H&F noted its ability to sign a definitive merger agreement within one week. On April 10, 2019, the Company’s common stock closed at $21.20.
On April 11, 2019, a meeting of the Executive Committee took place. Messrs. Bird, Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Executive Committee. At that meeting, the Company’s financial advisor reported that on or about April 10, 2019, Party B had contacted the financial advisor and indicated that they would not be submitting an indication of interest based on their view that they could not present a compelling valuation, and that they were withdrawing from the process. The Company’s financial advisor also provided an update on inbound inquiries regarding a potential transaction received following public reports that the Company was considering a potential sale. The Company’s financial advisor indicated that, in addition to Party D, it had received inbound inquiries from a strategic bidder, whom we refer to as “Party E,” and two financial sponsors, whom we refer to as “Party F” and “Party G.” The Executive Committee considered certain risks of engaging in discussions with Party E, a competitor, including risks associated with sharing competitively sensitive information, as well as ways to manage these risks while still exploring Party E’s interest in pursuing a transaction. Following this discussion, the Executive Committee agreed to (i) approach Party F and Party G, to enter into confidentiality agreements with such parties, and to request indications of interest within one week and (ii) with respect to Party E, to confirm its level of interest before proceeding and provide an information package that did not include competitively sensitive information. The Company’s financial advisor then provided an overview of the April 10, 2019 Proposal. Following discussion, the Executive Committee directed the Company’s financial advisor to reach out to

H&F to communicate that the Company would not respond by the April 12, 2019 deadline indicated in the April 10, 2019 Proposal, but would contact H&F sometime the following week.
The Board met on April 15, 2019. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Board. The Board and its advisors reviewed developments since the previous Board meeting and discussed the Company’s financial performance and projections. At this meeting, the Board and the Company’s financial advisor engaged in an extensive discussion of the financial advisor’s valuation analyses, including its discounted cash flow analysis. The financial advisor noted that, based on the Company’s then-current projections, the bottom end of its discounted cash flow range was $32.80 (reduced from $33.50 in the presentation most recently shared with the Executive Committee, in light of, among other minor updates, certain share count adjustments). The Company’s financial advisor noted that H&F’s April 10, 2019 Proposal of $32.00 per share was below the bottom of the range of the financial advisor’s discounted cash flow valuation analysis and that, as it had previously advised the Executive Committee, the financial advisor was not prepared to render a fairness opinion for any transaction in which the merger consideration did not meet or exceed the bottom end of the range. The Board and its advisors discussed the financial advisor’s position that it would be unable to render a fairness opinion for merger consideration below the bottom end of its discounted cash flow range, noting that this discounted cash flow analysis was predicated on projections that did not adequately account for potential downside risks. The Board discussed the fact that the projections used did not reflect or otherwise risk adjust for recent underperformance, potential industry-specific risks (including the challenges facing the Company as a “brick and mortar” retailer), negative impact from tariffs and the possibility of an economic downturn, which the Board believed was likely to occur at some point within the projection period. The Board also discussed potential issues in providing access to information to Party G due to an existing business relationship between an affiliate of Party G and the Company. Following this discussion, the Board determined to provide a select package of information to Party G to avoid sharing competitively sensitive information. The Company’s financial advisor also informed the Board that it had received an inquiry from an investment bank purporting to act for a strategic party, whom we refer to as “Party H.” The Company’s financial advisor noted that this party likely had the financial wherewithal to execute a transaction but that its level of interest was unclear. The investment bank and Party H did not follow up with the Company’s financial advisor or the Company subsequently. The Board and its advisors engaged in an extensive discussion concerning the April 10, 2019 Proposal and the financial performance and prospects of the Company, after which the Company’s financial advisor left the meeting. The Board then further discussed the April 10, 2019 Proposal and noted that each of the financial advisor’s other valuation analyses suggested that $32.00 per share was a highly attractive price for the Company. The Board discussed the Company’s standalone business prospects, the fact that the projections used for the financial advisor’s discounted cash flow did not reflect or otherwise risk adjust for potential downside risks, and the fact that no other bidders, to date, had made an offer to acquire the Company. Following extensive discussion, the Board concluded that a price of $32.00 per share was not acceptable and determined to reconvene later in the week.
On or about April 15, 2019, Party C contacted the Company’s financial advisor and indicated that it would not be submitting an indication of interest, stating that it did not believe that it could present an offer that would be compelling to the stockholders of the Company.
On April 16, 2019, the Company and Party G executed a confidentiality agreement containing customary provisions, including a customary standstill provision, following which the Company made an online data room available to Party G. The confidentiality agreement executed with Party G expired in accordance with its terms.
On April 17, 2019, at a meeting of the Board, the Company’s financial advisor provided updates on developments since the April 15, 2019 Board meeting. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank were also present by invitation of the Board. The Board again considered the April 10, 2019 Proposal and discussed the financial performance and prospects of the Company, after which Mr. Bird left the meeting. Following discussion, the Board determined to go back to H&F with a price per share of $33.00. On the same day, at the direction of the Board, the Company’s financial advisor communicated to H&F that the Board was unwilling to transact at $32.00 per share but would consider a transaction at $33.00 per share.

On April 18, 2019, a representative of H&F confirmed its offer of $32.00 per share to the Company’s financial advisor. H&F further indicated that, while it was unwilling to further increase its $32.00 per share offer, it was willing to agree to a reduced go-shop termination fee in certain circumstances. At this time, based on discussions between H&F and its potential lenders, out of the six potential lenders contacted by H&F in 2019, only one of these potential lenders was willing to continue to engage with H&F regarding providing debt financing for the proposed transaction.
On April 18, 2019, the Company and Party F executed a confidentiality agreement containing customary provisions, including a customary standstill provision, following which the Company made an online data room available to Party F. The confidentiality agreement executed with Party F expired in accordance with its terms.
On April 18, 2019, Mr. Bird received a call from Party E’s representative indicating that the CEO of Party E was interested in meeting with Mr. Bird.
On April 18, 2019, at a meeting of the Executive Committee, the Company’s financial advisor updated the Executive Committee on developments since the Board meeting on April 17, 2019, including the subsequent discussions with H&F and the inbound call from Party E. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank were also present by invitation of the Executive Committee. The financial advisor informed the Executive Committee that it was arranging a call with Party E and Mr. Bird and provided updates regarding Party F and Party G. The Company’s financial advisor indicated that it had requested that Party G provide an indication of interest by April 19, 2019 and that the Company’s financial advisor planned to request an indication of interest from Party F over the weekend of April 20, 2019. Following discussion, the Executive Committee authorized members of the Executive Committee to contact H&F and reiterate the Board’s counteroffer of $33.00 per share.
On April 19, 2019, two members of the Executive Committee contacted a representative of H&F to provide an update on the Board’s feedback and the Board’s request for an offer of $33.00 per share.
Following a telephone conversation between a representative of H&F and two members of the Executive Committee on April 21, 2019, H&F delivered a written proposal (the “April 21, 2019 Proposal”) to the Board to purchase the Company at a purchase price of $33.00 per share, consisting of $23.00 per share to be paid at the closing of a transaction plus an additional $10.00 per share payable six months after the closing of the transaction (which the letter indicated represented $32.87 on a present value basis). The April 21, 2019 Proposal stated that the deferred portion of the consideration would be included in the total amount of the equity commitment letter to be provided by investment funds affiliated with H&F, and provided that H&F would require as a condition to closing that appraisal rights be exercised with respect to no more than 7.5% of the Company’s common stock. The purchase price would be financed by $1.25 billion in debt financing and $1.55 billion in equity capital from H&F. H&F indicated that the proposal was subject to the same conditions as the April 10, 2019 Proposal, and noted that it would not seek to require AEA and Starr to enter into voting agreements in connection with a transaction. The letter also indicated that H&F would be willing to provide the Company with a robust 40-day “go shop” period, with a related reduced termination fee. H&F noted its ability to sign a definitive merger agreement within one week. On April 18, 2019, the most recent trading day prior to submission of the April 21, 2019 Proposal, the Company’s common stock closed at $23.10.
On April 22, 2019, at a meeting of the Executive Committee, the Executive Committee and its advisors engaged in an extensive discussion about (i) the deferred payment structure proposed by H&F and (ii) the request for the inclusion of an appraisal condition in the merger agreement. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present at such meeting by invitation of the Executive Committee. Following discussion, the Executive Committee determined to reject the April 21, 2019 Proposal. The Company’s financial advisor then provided an update on Party E, noting that a call with Party E had been scheduled for April 23, 2019. The Executive Committee engaged in a further discussion of the April 21, 2019 Proposal and agreed that it would await the Company’s financial advisor’s further analysis with respect to the proposal before responding to H&F.
On April 23, 24 and 25, 2019, discussions took place between representatives of the Company’s financial advisor and certain members of the Executive Committee and H&F. The representatives communicated to H&F that the Company was unwilling to transact at $32.00 per share and that, while the Executive Committee recognized the creativity in H&F’s April 21, 2019 Proposal, the Executive Committee was not prepared to recommend it to the Board. H&F reiterated that $32.00 per share was a full and fair offer and that it was unwilling to pay the $33.00 per share sought by the Board. In the course of these discussions, the parties discussed the possibility of H&F agreeing to pay an amount closer to $33.00, with AEA agreeing to defer receipt of its consideration. Subsequently, in a separate discussion, the representative of AEA communicated that it would be willing to consider such a structure in order to deliver the $33.00 per share offer to the public stockholders immediately, so long as it received its consideration by December 31, 2019. In the course of these discussions, H&F also expressed a desire to contact certain third parties to discuss potential participation as equity investors in a transaction.
On April 26, 2019, H&F delivered a written proposal (the “April 26, 2019 Proposal”) to the Board to purchase the Company for $32.85 per share, payable to all stockholders at closing (other than AEA), with the $32.85 per share payable to AEA on December 31, 2019. The April 26, 2019 Proposal stated that the deferred consideration payable to AEA would be included in the total amount of the equity commitment letter to be provided by investment funds affiliated with H&F, and provided that H&F required as a condition to closing that appraisal rights be exercised with respect to no more than 10% of the Company’s common stock. H&F characterized the proposal as “best and final” and indicated that the proposal would expire on April 27, 2019. H&F also indicated that the proposal was subject to the same conditions as set forth in the April 10, 2019 Proposal, and noted that (i) it would not require Starr to enter into a voting agreement in connection with a transaction and (ii) although H&F was prepared to commit at signing to provide the full equity capital needed for the transaction, the proposal was subject to H&F being permitted to engage in discussions prior to signing with certain potential co-investors. H&F reiterated its position on providing the Company with a “go shop” period of 40 days with a related reduced termination fee, and noted its ability to sign a definitive merger agreement within one week. On that date, the Company’s common stock closed at $22.96.
On April 26, 2019, at a meeting of the Executive Committee, at which Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Executive Committee, Mr. Knudson provided an update on the Company’s performance for the current quarter and discussed ongoing challenges with same store sales comparisons, including the potential impact on public market perception of the Company. The Company’s financial advisor advised that Party F and Party G had both declined to submit a proposal and indicated that they were no longer interested in participating in the process and that each of the financial sponsors in the process, other than H&F, had declined to submit a proposal.
The Company’s financial advisor then provided an update on discussions with Party E, noting that Party E had held a telephonic meeting with Company management and the Company’s financial advisor on April 23, 2019, to discuss publicly available information about the Company, and that on April 25, 2019, Party E had contacted the Company to discuss a potential meeting the following week after execution of a confidentiality agreement. The Company’s financial advisor noted that Party E had been advised, on multiple occasions, of the need to move quickly, but that Party E seemed disinclined to do so. Following discussion, the Executive Committee concluded that the Company should continue to encourage Party E to pursue a potential transaction.
At the April 26, 2019 meeting, the Executive Committee reviewed the discussions with H&F over the two previous days. The Executive Committee and its advisors engaged in a lengthy discussion concerning the Company’s business prospects, the Company’s challenges as an independent company, and the merits and considerations of the April 26, 2019 Proposal. The Executive Committee and its advisors discussed the fact that, notwithstanding extensive discussions with potential bidders, and the public leak of the Company’s consideration of a potential transaction, no third party (other than H&F) had submitted a proposal. After discussion, the Executive Committee concluded that it would unanimously recommend H&F’s proposal of $32.85 to the Board, subject to resolution of the various open issues unrelated to price and confirmation that $32.85 per share was, in the Company’s financial advisor’s view, fair from a financial point of view to the Company’s stockholders. A representative of AEA advised the Executive Committee that AEA was willing to agree to defer receipt of its portion of the merger consideration in order to enable other stockholders to receive $32.85 per share at closing (assuming satisfactory resolution of other open issues related to the transaction). The Executive Committee and its advisors discussed H&F’s request to engage with other financial sponsors as potential equity participants in a transaction and the proposed 10% appraisal condition. After discussion, the Executive Committee unanimously determined to recommend the revised offer to the Board and to recommend that the Company permit H&F to contact Party A and Party D (but not Party C, because the Executive Committee believed it was in the interests of stockholders to preserve for H&F the appearance that Party C might make a competing proposal and thus provide competitive tension) regarding participation as equity investors in the transaction. The Executive Committee further determined to recommend that the Board permit H&F (i) to negotiate a voting and support agreement with AEA and (ii) to commence discussions with Mr. Bird regarding a potential rollover of his equity and potential post-closing compensation arrangements.
A meeting of the Board took place later in the day on April 26, 2019. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present by invitation of the Board. Mr. Knudson provided an update on the Company’s performance for the current quarter and discussed the Company’s ongoing challenges with same store sales comparisons, including the potential impact on public market perception of the Company. The Company’s financial advisor gave an update on recent developments with potential bidders other than H&F and provided an overview of the April 21, 2019 Proposal and the April 26, 2019 Proposal. The Company’s financial advisor then delivered a financial presentation, following which the financial advisor indicated that it would be prepared to deliver a fairness opinion with respect to the $32.85 per share price reflected in the April 26, 2019 Proposal. The Board and its advisors then discussed their views on the attractiveness of the $32.85 per share proposal. The Board discussed, among other things, the potential upside in the business (on a standalone basis) and the potential challenges of remaining independent, taking into account the Company’s recent underperformance, potential industry-specific risks (including the challenges facing the Company as a “brick and mortar” retailer), negative impact from tariffs and the possibility of an economic downturn, which the Board believed was likely to occur at some point within the projection period. The Board discussed its confidence in the management team and in the projections but noted that the projections (which were ten years in duration) assumed the non-occurrence of an economic downturn and did not risk adjust for the various risks discussed by the Board. The Board discussed the various analyses of its financial advisor, including that, with the exception of the discounted cash flow analysis (which relied on projections that were based on the assumption of no downturn and that did not otherwise risk adjust for the various risks discussed by the Board), the $32.85 offer compared very favorably. The Board also discussed the fact that (i) the Company had engaged in discussions with other potential bidders, none of which were willing to make an offer and (ii) there had been a public leak of a potential transaction that did not result in an alternative offer. The representative of AEA confirmed its willingness to defer receipt of its portion of the merger consideration (assuming satisfactory resolution of all other open issues related to the transaction). Following extensive discussion, the Board unanimously concluded that $32.85 per share was a price at which it would be willing to transact, subject to satisfactory resolution of open issues and definitive documentation and determined to permit H&F to negotiate (i) a voting and support agreement with AEA and (ii) a potential rollover of Mr. Bird’s equity in the transaction and his potential post-closing compensation.
Following the Board meeting, on April 27, 2019, the Company advised H&F that the Board was prepared to move forward on the basis of the April 26, 2019 Proposal, and to permit H&F to speak to Party A and Party D.
From April 28, 2019 through May 14, 2019, representatives of Fried Frank and Simpson Thacher & Bartlett LLP, outside counsel to H&F (“Simpson Thacher”), exchanged drafts of the merger agreement and other transaction documents and participated in multiple discussions regarding the transaction documents. Representatives of H&F and its advisors continued a detailed due diligence review of the Company during this time. Guggenheim Securities acted as financial advisor to H&F in the 2019 process.
On April 30, 2019, a meeting of the Executive Committee took place. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank were present by invitation of the Executive Committee. The Executive Committee, along with representatives of Fried Frank, discussed developments since the meeting of the Board on April 26, 2019, including the status of H&F’s discussions with potential equity investors and debt financing sources. The Executive Committee discussed the feedback from H&F that H&F was having trouble securing adequate debt and equity financing commitments from third parties and thus again requested permission to reach out to Party C. Fried Frank summarized the status of the transaction documents and H&F’s ongoing due diligence. Following discussion, the Executive Committee agreed to permit H&F to reach out to Party C, and later that day, a representative of the Executive Committee and a representative of the Company’s financial advisor informed H&F that it could contact Party C.
On April 30, 2019, Mr. Bird met in person with a representative of H&F to discuss a potential rollover of Mr. Bird’s equity. Mr. Bird indicated that he was prepared to roll approximately $7.5 million of his equity in the Company into equity of the acquiror.
On May 8, 2019, the Company and Party E executed a confidentiality agreement containing customary provisions, including a customary standstill provision. The confidentiality agreement executed with Party E expired in accordance with its terms. Party E was granted access to a virtual data room, but did not subsequently engage further with the Company or make any proposal to acquire the Company.
Although H&F had contacted two additional potential lenders in late April 2019 (in addition to the six potential lenders previously contacted) and entered into discussions with potential equity co-investors in late April and May 2019, the potential lenders were unwilling to provide adequate debt financing commitments based on, among other factors, the Company’s recent declining financial performance. On May 14, 2019, H&F advised Mr. Bird by telephone that H&F was unable to obtain sufficient debt financing and that H&F intended to put discussions regarding the transaction on hold indefinitely. On May 15, 2019, the Board was advised of H&F’s stated intentions. On that date, the Company’s common stock closed at $22.30.
On May 15, 2019, various media outlets reported that a strategic party was exploring a potential transaction involving the Company.
On June 6, 2019, the Company announced results for the first fiscal quarter of 2019. The Company announced revenue in line with consensus Wall Street analyst estimates and adjusted earnings per share of $0.03 per share compared to the consensus analyst estimate of $0.04 per share. In addition, the Company lowered guidance for the full fiscal year. On that date, the Company’s common stock closed at $7.50 compared to a closing price of $17.51 on the previous trading day.
Following the Company’s first quarter earnings call, H&F and Party A jointly approached the Company and indicated that they were interested in exploring a potential joint acquisition of the Company.
At a meeting of the Board on June 17, 2019, during which representatives of Fried Frank were present by invitation of the Board, the Board reviewed, discussed and approved management’s updated five-year projections and projections for the following five-year period (i.e., years 6 — 10), including in connection with the evaluation of any proposal to be made by H&F and Party A, if any. Mr. Bird informed the Board that following approval by the Board, these updated projections would be shared with H&F, Party A and their financing sources. H&F did not make any specific proposal at that time and, in light of the recent significant decline in the Company’s stock price, the Company did not follow up on this expression of interest.
On September 18, 2019, H&F submitted an offer to acquire the Company at $14.00 per share. On that date, the Company’s common stock closed at $9.17.
A Board meeting took place on September 23, 2019. Mr. Knudson and Ms. Broussard as well as representatives of Fried Frank and the Company’s financial advisor were present at such meeting by the invitation of the Board. Following discussion, the Board unanimously determined that H&F’s $14.00 per share offer was not sufficiently attractive to engage with H&F and that it should be rejected.
During the remainder of 2019 and into early 2020, the Company’s common stock traded in a range between approximately $5.00 per share and approximately $10.00 per share. As publicly disclosed, following the onset of the COVID-19 pandemic, the Company temporarily closed stores, reduced capital requirements and operating costs and took additional steps to preserve liquidity. The Company’s common stock declined to a low closing price of $1.55 on April 7, 2020. By the end of the first fiscal quarter, the Company was able to reopen stores and, over the next several months, the share price began to increase. On November 5, 2020, AEA sold its remaining equity interest in the Company. On that date, the Company’s common stock closed at $17.93.

Between September 2019 and November 2020, Mr. Bird was in contact periodically with representatives of each of H&F and Party A. The parties’ discussions focused primarily on general industry and market conditions and publicly reported information regarding the Company’s progress. In the course of those discussions, the representatives of H&F and Party A continued to express their enthusiasm for the Company. Mr. Bird regularly updated Mr. Francis, the Company’s lead independent director, regarding his discussions with H&F and Party A.
During 2020, Guggenheim Securities served as an advisor to the Company on financing matters and informally maintained a regular dialogue with the Company regarding potential strategic opportunities. As part of that dialogue, at the request of the Company’s senior management, Guggenheim Securities spoke informally, in October and early November 2020, to H&F, Party A, Party B and Party C as well as another financial sponsor, whom we refer to as “Party I,” and a substantial stockholder of a strategic party (such strategic party, “Party J”) about publicly-traded retail companies, including the Company. H&F and Party A continued to express enthusiasm for the Company, but did not submit any acquisition proposals. None of Party B, Party C or Party I expressed any interest in the Company at that time.
On November 16, 2020, Mr. Bird spoke with the CEO of Party J to discuss general business and industry matters. During the course of the conversation, Mr. Bird raised the possibility of pursuing a combination of the Company with Party J. Shortly afterwards, the CEO of Party J contacted Mr. Bird and indicated that Party J did not have any interest in exploring a transaction with the Company.
Mr. Bird contacted a representative of H&F on November 19, 2020, to arrange a telephone call. The parties spoke on November 20, 2020. During that call, the representative of H&F indicated that H&F continued to have an interest in the Company and that, if the Company were interested, H&F would be interested in re-engaging.
Mr. Bird also exchanged messages with a representative of Party A following the Thanksgiving holiday and the parties arranged to speak by telephone on December 2, 2020. During that call, Mr. Bird indicated that other parties had recently expressed interest in the Company. The representative of Party A stated that Party A would be interested in exploring a potential transaction.
Mr. Bird reported to Mr. Francis on the November and early December discussions with each of H&F, Party A and Party J shortly after these discussions occurred. At a regularly scheduled meeting of the Board on December 7, 2020, Mr. Bird advised the directors of the expressions of interest from H&F and Party A and stated that they were requesting access to non-public information, including financial projections, of the Company. He discussed the parties’ preliminary level of interest and their desire to move forward. The Board determined that, in light of the fact that the Board had a full agenda of regular business for the next day, a subsequent meeting would be scheduled to further discuss the matter.
At a meeting of the Board on December 8, 2020, Mr. Knudson led a discussion regarding the proposed budget for fiscal year 2022 (commencing on February 1, 2021) as well as the Company’s three-year business plan. The Board requested that management make certain upward adjustments to their key assumptions and indicated that they would review an updated version of the business plan closer to the end of fiscal year ending January 31, 2021, so as to be based on full or near full year results from fiscal year 2021.
At a meeting of the Board on December 14, 2020, during which representatives of Fried Frank were present by invitation of the Board, Mr. Bird reiterated the expressions of interest received from H&F and Party A. Representatives of Fried Frank reviewed the fiduciary duties of the Board. The Board discussed the fact that H&F had conditioned its proposals, during the 2019 process, on a potential rollover by Mr. Bird and the retention of Mr. Bird as CEO in the event of a transaction involving H&F. Given the likelihood that H&F may have similar expectations, the Board discussed the merits of forming a special committee of independent directors to oversee the Company’s response to the expressions of interest from H&F and Party A and any ensuing negotiations. At that meeting, the Board discussed the possibility of forming a special committee consisting of Wendy Beck, Joanne Crevoiserat, Philip Francis, and Kenneth Simril, each of whom was independent and disinterested with respect to a potential sale of the Company.
Following the December 14, 2020 Board meeting, and in contemplation of the Board’s creation of a special committee, Ms. Beck, Ms. Crevoiserat, Mr. Francis and Mr. Simril discussed and determined to interview potential advisors to the special committee.

On December 18 and December 21, 2020, respectively, Ms. Beck, Ms. Crevoiserat, Mr. Francis and Mr. Simril conducted interviews with Fried Frank and another law firm with a view to selecting a law firm to serve as outside counsel to the special committee. On December 21 and 22, 2020, Ms. Beck, Ms. Crevoiserat, Mr. Francis and Mr. Simril received presentations from Goldman Sachs and two other investment banks. Representatives of Fried Frank were present by invitation of the independent directors. On December 22, 2020, after discussing the presentations and qualifications of each firm and information requested from, and provided by, each investment bank with respect to its relationships with the Company and potential interested parties, the independent directors requested a proposal from Goldman Sachs to serve as the financial advisor to a special committee of the Board.
The Board met again on December 23, 2020 and resumed its discussion from the December 14, 2020 meeting. Ms. Broussard and representatives of Fried Frank were present by invitation of the Board. After discussion, the Board approved resolutions forming a special committee, consisting of Wendy Beck, Joanne Crevoiserat, Philip Francis, and Kenneth Simril (the “Special Committee”), each of whom was determined to be independent and disinterested. The Special Committee was granted the sole and exclusive power and authority of the Board, to the fullest extent permitted by law, to review potential responses to the requests by H&F and Party A and to consider any other potential alternatives available to the Company, with a view toward ascertaining a course of action that would be in the best interests of the Company and its stockholders, including maintaining the status quo. The Special Committee was charged with managing and overseeing any strategic process; analyzing any potential transactions that may be available to the Company, including maintaining the status quo; considering any proposals arising from a strategic process, and considering whether or not it would be in the best interests of the Company and its stockholders to proceed with any potential transaction; managing and overseeing the negotiation of a definitive agreement with respect to any potential transaction; and making a recommendation to the entire Board at the appropriate time regarding whether to undertake and approve one or more potential transactions. The Special Committee was empowered to say “no” to any potential transaction and was authorized to select its own legal and financial advisors. Mr. Bird agreed not to have any discussions concerning his role in any post-transaction entity or any equity rollover unless and until so authorized by the Special Committee.
The Special Committee met on December 30, 2020. Representatives of Fried Frank were present at the meeting by invitation of the Special Committee. At that meeting, the Special Committee unanimously determined to retain Fried Frank as legal counsel. The Special Committee then discussed a proposal received from Goldman Sachs to serve as financial advisor. After discussion of the terms of the Goldman Sachs proposal, the Special Committee instructed Fried Frank to provide a counterproposal to Goldman Sachs and to finalize engagement terms consistent with the Special Committee’s direction. The Special Committee also unanimously resolved to appoint Mr. Francis as chair of the Special Committee.
On January 4, 2021, a meeting of the Special Committee was held to discuss the engagement of Goldman Sachs as financial advisor and a working draft of the business plan. Ms. Broussard and representatives of Fried Frank were present by invitation of the Special Committee. The Special Committee reviewed the proposed final engagement letter with Goldman Sachs and certain related information regarding its investment banking relationships with certain relevant parties, and, after discussion, the Special Committee unanimously approved the engagement of Goldman Sachs on the terms set forth in the proposed engagement letter. After discussion, the Special Committee determined to work with senior management to refine the business plan, following which the plan would be reviewed by the Board and Goldman Sachs. On that date, the Company’s common stock closed at $15.77.
That same day, the Special Committee executed an engagement letter engaging Goldman Sachs as its financial advisor.
At a meeting of the Special Committee on January 11, 2021, Mr. Bird and Mr. Knudson presented a revised version of the business plan to the Special Committee. The Special Committee asked Mr. Bird and Mr. Knudson to make certain adjustments to the business plan, including to revise certain assumptions of the business plan to highlight the Company’s upside potential, and requested that Mr. Bird and Mr. Knudson prepare a revised version of the business plan to be presented to the Board at a meeting to be held on January 15, 2021.

At a meeting of the Board on January 15, 2021, Mr. Bird and Mr. Knudson presented a revised version of the business plan to the Board. The Board made certain suggestions regarding adjustments to the business plan to reflect the Board’s view of the Company’s upside potential, and requested that Mr. Bird and Mr. Knudson solicit input from Goldman Sachs regarding the business plan.
Between January 4, 2021 and January 27, 2021, management provided updates to the working draft of the business plan, as requested by the Special Committee and the Board, and engaged in discussions with the Special Committee regarding the business plan, including the likelihood of meeting certain business objectives and projected financial performance. In these updates to the working draft of the business plan, management made adjustments to its underlying assumptions, to reflect, among other things, an increase in the Company’s annual same store sales growth rate for fiscal year 2022, an increase in merchandise margins (which took into account improved product cost), and revised freight assumptions to reflect near-term headwinds based on the global supply chain environment. During this period, representatives of Goldman Sachs met with management to discuss the Company’s business and financial information and received a draft of the business plan.
The Special Committee met again on January 27, 2021. Ms. Broussard and representatives of Goldman Sachs and Fried Frank were present by invitation of the Board. Fried Frank reported that Goldman Sachs had identified a potential financing relationship with H&F, which was not included in the relationship disclosures previously furnished to the Special Committee by Goldman Sachs. Goldman Sachs disclosed that it had been requested by H&F in the spring of 2019 to provide a financing proposal in connection with the potential transaction between H&F and the Company, had received financial projections and provided a proposal, but had not been contacted subsequently by H&F other than to instruct Goldman Sachs to destroy the financial projections. Fried Frank reported this information to the Special Committee and the Special Committee concluded that this information did not impact the Special Committee’s confidence in Goldman Sachs or comfort that they could provide independent advice to the Special Committee. Later during the meeting, Goldman Sachs joined and reviewed their perspectives on the working draft of the business plan and provided analysis. Goldman Sachs noted that, for purposes of their financial analyses, they would require five-year projections and the Special Committee agreed to request financial projections from management for fiscal years 2025 and 2026. Goldman Sachs reported to the Special Committee that they had received two joint emails from H&F and Party A on January 15, 2021 and January 20, 2021, indicating that H&F and Party A were working together and expressing their desire to further discuss their interest in acquiring the Company. After discussion, the Special Committee directed Goldman Sachs to follow up with H&F and Party A to obtain additional information regarding their interest. On January 27, 2021, the Company’s common stock closed at $25.31.
Following this Special Committee meeting, the Board, acting by unanimous written consent, approved the business plan on February 1, 2021 (the “February 2021 Three-Year Plan”).
At a meeting of the Special Committee on February 1, 2021, the Special Committee discussed the working draft financial projections for the Company’s fiscal years 2025 and 2026 prepared by management. Messrs. Bird, Knudson and Ms. Broussard as well as representatives of Fried Frank were present by invitation of the Special Committee.
On February 5, 2021, the Special Committee met to discuss potential next steps in light of the expression of interest from H&F and Party A in re-engaging with the Company regarding a potential acquisition of the Company and their request for access to financial projections of the Company. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Fried Frank discussed the fiduciary duties of the Special Committee. Goldman Sachs provided an overview of the financial performance of the Company as well as its perspective on the financial projections. Goldman Sachs then discussed potential process structure, sequencing, and preparation. The Special Committee discussed with its advisors the implications of permitting H&F and Party A to pursue a transaction jointly. After considering the possibility of requiring H&F and Party A to act separately, the Special Committee concluded that this strategy was unlikely to lead to a value maximizing transaction. Given the anticipated magnitude of the equity required for a transaction, and the difficulty in securing equity and debt financing in the 2019 process, the Special Committee believed that permitting H&F and Party A to bid jointly could generate superior value for stockholders. Goldman Sachs reviewed a list of potential interested parties if the Special Committee were to choose to reach out to a broader group of potential bidders, and, based on the responses to the 2019 process involving a number of the same potential interested parties, discussed the potential limited number of parties with both the financial wherewithal and strategic interest in an acquisition of the Company. A discussion ensued and, following this discussion, the representatives of Goldman Sachs left the meeting. The members of the Special Committee then engaged in a further discussion of next steps. The Special Committee concluded, in light of the fact that H&F had been the only bidder in the 2019 process, and that no parties other than H&F and Party A had expressed interest in a transaction with the Company since that time, that a value maximizing transaction could be achieved by engaging with H&F and Party A and determined not to solicit interest from other parties at that time. Following this discussion, the Special Committee instructed Fried Frank to advise Goldman Sachs that the Special Committee was prepared to furnish information to H&F and Party A upon execution of acceptable confidentiality agreements. Fried Frank briefly outlined the key terms for these agreements (which were substantially similar to the agreements executed in 2019) and advised the Special Committee that Fried Frank would update the Special Committee and seek the Special Committee’s approval of the confidentiality agreements when the proposed forms had been agreed with the counterparties.
Following communications between Fried Frank and the members of the Special Committee confirming that the Special Committee approved the terms of the confidentiality agreements, on February 16, 2021, the Company and Party A executed a confidentiality agreement that was substantially identical to the confidentiality agreement executed in 2019 (including a customary standstill provision and a “don’t ask, don’t waive” provision prohibiting Party A from publicly requesting that the Company waive or amend the standstill restrictions to allow Party A to make another proposal during the standstill period), except that the agreement permitted Party A to bid jointly with H&F and prohibited Party A from entering into any arrangement with H&F that would preclude it from bidding separately. On February 16, 2021, the Company and H&F executed a Confidentiality Agreement substantially identical to the agreement executed by Party A. The confidentiality agreements executed with each of Party A and H&F also contained a so-called “fall away” provision, pursuant to which, upon the announcement of a transaction such as the merger, the standstill provision would cease to be in effect. On that date, the Company’s common stock closed at $25.28.
None of the confidentiality agreements entered into with any of the potential bidders during the discussions described in this Schedule 14D-9 currently restricts any of them from making a proposal to acquire the Company.
Following the execution of the 2021 confidentiality agreements, the Company made certain non-public information, including the five-year projections, available to Party A and H&F. Representatives of Goldman Sachs advised H&F and Party A that they would not be permitted to engage in discussions with Mr. Bird or other members of management regarding any equity rollover or post-closing employment matters without prior consent of the Special Committee.
On March 2, 2021, H&F reached out to representatives of Goldman Sachs to request that Guggenheim Securities, which H&F intended to retain as its financial advisor, be permitted to attend meetings with management on March 2 and March 3, 2021. Representatives of Goldman Sachs indicated to H&F that, because the Confidentiality Agreement executed by H&F required consent of the Special Committee to share information with a financial advisor, Guggenheim Securities would not be allowed to attend meetings or receive information until consent had been obtained.
On March 5, 2021, a meeting of the Special Committee was held to discuss the request by H&F for consent to share information with Guggenheim Securities. Ms. Broussard as well as representatives of Fried Frank were present by invitation of the Special Committee. Following discussion, the Special Committee instructed Fried Frank to communicate the Special Committee’s consent to Simpson Thacher.
On March 10, 2021, H&F and Party A delivered a joint written proposal (the “March 10, 2021 Proposal”) to the Special Committee to purchase the Company for $32.00 per share in cash. In the proposal letter, H&F and Party A noted their ability to sign a definitive merger agreement within four weeks. The March 10, 2021 Proposal did not address proposed arrangements with respect to the retention of members of the Company’s management team. On that date, the Company’s common stock closed at $28.25.
On March 11, 2021, the Special Committee met to discuss the March 10, 2021 Proposal. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special

Committee. Fried Frank reviewed the fiduciary duties of the Special Committee. Goldman Sachs summarized the March 10, 2021 Proposal and reviewed with the Special Committee the implied premium to the Company’s current share price, illustrative financing for a transaction, and a proposed timeline, and reviewed preliminary financial analyses of the Company. Following discussion, the Special Committee unanimously determined that the $32.00 per share offer set forth in the March 10, 2021 Proposal was inadequate. The Special Committee instructed Goldman Sachs to (i) communicate to H&F and Party A its determination that the price of $32.00 per share set forth in the March 10 Proposal was inadequate and (ii) request that H&F and Party A submit a revised proposal at a substantially higher purchase price.
On March 11, 2021, representatives of Goldman Sachs communicated with both H&F and Party A and informed both parties that the price of $32.00 per share set forth in the March 10 Proposal was inadequate.
On March 15, 2021, H&F and Party A requested and undertook a call with representatives of Goldman Sachs, where H&F and Party A acknowledged that a price increase was possible but would require receipt of certain additional diligence information and access to management. On March 16, 2021, H&F and Party A submitted the relevant requests for additional information and meetings with members of management to Goldman Sachs. Between March 16 and 26, 2021, the Company worked to fulfill H&F’s and Party A’s additional information requests and arrange meetings with members of management.
On March 22, 2021, representatives of H&F, Party A and members of management met, with representatives of Goldman Sachs in attendance, and the management team provided an update on the performance of the business during the first quarter of fiscal year 2022. Thereafter, Party A informed H&F that it was unwilling to proceed with a potential acquisition of the Company at a price above $32.00 per share.
On March 29, 2021, H&F delivered a revised written proposal (the “March 29, 2021 Proposal”) to the Special Committee to purchase 100% of the shares of common stock of the Company for $33.50 per share in cash. In the proposal letter, H&F noted its ability to sign a definitive merger agreement within four weeks. Party A was not a signatory to the proposal and, on the same day, each of Party A and H&F confirmed to Goldman Sachs that Party A was not comfortable participating in a transaction at a value in excess of $32.00 per share. On March 29, 2021, the Company’s common stock closed at $25.64.
On March 30, 2021, a regularly scheduled Board meeting took place. During the day, the Special Committee met to discuss the March 29, 2021 Proposal. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Fried Frank reviewed the fiduciary duties of the Special Committee. Goldman Sachs summarized recent conversations between Goldman Sachs and each of H&F and Party A and noted that each of H&F and Party A had confirmed to Goldman Sachs that Party A was unable to reach a value in excess of $32.00 per share. Goldman Sachs then summarized the March 29, 2021 Proposal, including the proposed valuation, premiums to the current and recent share prices of the Company, and the timeline envisaged by H&F to complete its due diligence and financing and reach a definitive agreement, and reviewed preliminary financial analyses of the Company. Following this discussion, the Special Committee unanimously determined that the $33.50 per share offer set forth in the March 29 Proposal was inadequate. The Special Committee directed Goldman Sachs to advise H&F that the March 29, 2021 Proposal was inadequate and to invite H&F to submit an improved proposal, which message Goldman Sachs delivered on March 30, 2021. The Special Committee further determined to provide an update to the other independent directors on the status of discussions with H&F later in the day. The Special Committee and representatives of Goldman Sachs and Fried Frank provided that update to the other independent directors later the same day.
On April 2, 2021, H&F delivered a written proposal dated April 1, 2021 (the “April 1, 2021 Proposal”) to the Special Committee to purchase 100% of the shares of common stock of the Company for $34.25 per share in cash. In the proposal letter, H&F indicated that it was subject to the condition that the Company enter into an exclusivity agreement with H&F. H&F also noted its ability to sign a definitive merger agreement within four weeks in order to permit H&F to arrange its debt financing. On April 1, 2021, the Company’s common stock closed at $27.75.
On April 5, 2021, the Special Committee met with its advisors to discuss the April 1, 2021 Proposal. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Mr. Bird was also present, for a portion of the meeting, by invitation of the Special Committee to share his perspectives on the Company. Mr. Bird discussed the Company’s strong performance in recent quarters, while noting that, despite the Company’s performance, the Company had been unable to achieve multiple expansion, and expressed the view that achieving multiple expansion would continue to be a challenge. Mr. Bird also discussed potential risks to the February 2021 Three-Year Plan, including increased freight costs, potential changes in corporate tax rates and the federal minimum wage, the potential for a shift in consumer spending as the pandemic eased, and potential supply chain challenges. A discussion ensued and Mr. Bird answered questions from the Special Committee. Mr. Bird then left the meeting.
Fried Frank reviewed the negotiations with H&F and Party A and reviewed the fiduciary duties of the Special Committee. The Special Committee and its advisors discussed the April 1, 2021 Proposal and potential next steps, including the request for exclusivity. Goldman Sachs summarized the April 1, 2021 Proposal for the Special Committee, including the proposed valuation and premiums to the current and recent share prices of the Company, and reviewed certain other financial and market information of the Company and preliminary financial analyses of the Company. Goldman Sachs then discussed its most recent conversation with H&F and H&F’s indication that it was willing to agree to a “go shop” in the definitive transaction agreement. A discussion ensued among the members of the Special Committee and its advisors, focusing on the value of H&F’s proposal relative to the potential values achievable under the February 2021 Three-Year Plan. The members of the Special Committee noted that the Company would need to both (a) meet or exceed the February 2021 Three-Year Plan and (b) achieve multiple expansion in order to generate greater value through execution of its standalone strategy, while remaining subject to the risks and uncertainties inherent in the February 2021 Three-Year Plan, including execution and market risks. The Special Committee then discussed how to respond to the April 1, 2021 Proposal. Following this discussion, the Special Committee unanimously instructed Goldman Sachs to communicate to H&F (i) that the Special Committee would be willing to recommend to the Board moving forward with a transaction with a price per share in excess of $35.00 and (ii) that, assuming agreement on price, while the Special Committee was currently focused on the proposal from H&F, it did not intend to enter into an exclusivity agreement.
On April 5, 2021, representatives of Goldman Sachs communicated the Special Committee’s position to H&F. Further discussions took place between Goldman Sachs and H&F on April 5 and 6. In the course of these discussions, Goldman Sachs indicated that the Company’s performance for the first quarter was trending significantly above the Company’s prior internal forecast. Following these additional discussions and based on the updated information about the Company’s performance, H&F agreed to raise its offer to $34.50 per share (the “April 6, 2021 Proposal”) and indicated that this was its “best and final” proposal. On April 6, 2021, the Company’s common stock closed at $27.03.
On April 7, 2021, the Special Committee met to discuss the April 6, 2021 Proposal. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Fried Frank reviewed the fiduciary duties of the Special Committee and provided an overview of next steps in the event that the Special Committee decided to move forward with the April 6, 2021 Proposal. Fried Frank noted that, in order to reach a transaction, H&F would need authorization to commence discussions with debt financing sources, and would need to complete its due diligence, obtain financing commitments, and finalize a merger agreement. The Special Committee discussed the fact that H&F would not be permitted to engage in discussions with Mr. Bird or other members of management regarding any equity rollover or post-closing employment matters until H&F had completed due diligence and confirmed the availability of debt financing, and the transaction agreements were in substantially final form. Goldman Sachs then summarized the April 6, 2021 Proposal and provided an overview of the recent discussions with H&F, including the decision by H&F to increase the offer to $34.50 per share. The Special Committee discussed the value of H&F’s proposal relative to the potential values achievable under the February 2021 Three-Year Plan, as well as a variety of factors that could yield upside or downside to the February 2021 Three-Year Plan and public market valuation. The Special Committee discussed that the Company would need to meet or exceed the February 2021 Three-Year Plan and to achieve multiple expansion in order to generate greater value through execution of its standalone strategy, while remaining subject to the risks and uncertainties inherent in the February 2021 Three-Year Plan, as compared to the certain, immediate, and liquid all cash value offered by the April 6, 2021 Proposal. Following this discussion, the Special Committee unanimously determined to move forward on the basis of the April 6, 2021 Proposal with a view to reaching a definitive agreement, and to promptly inform the Board of its decision to move forward with the April 6, 2021 Proposal.
On April 7, 2021, a meeting of the Board was held to discuss the April 6, 2021 Proposal and to receive an update on the strategic review process. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Board. Fried Frank reviewed the fiduciary duties of the Special Committee and the Board and provided an overview of the negotiations with H&F and Party A. Mr. Bird discussed the Company’s strong performance in recent quarters, while noting that, despite the Company’s performance, the Company had been unable to achieve multiple expansion, and expressed the view that achieving multiple expansion would continue to be a challenge. Mr. Bird also discussed potential risks to the February 2021 Three-Year Plan, including increased freight costs, potential changes in corporate tax rates and the federal minimum wage, the potential for a shift in consumer spending as the pandemic eased, and potential supply chain challenges. A discussion ensued and Mr. Bird answered questions from the Board. Mr. Bird then left the meeting. Goldman Sachs then summarized the April 6, 2021 Proposal, including the proposed valuation and premiums to the current and recent share prices of the Company. Goldman Sachs also provided a summary of the recent discussions with H&F, including the decision by H&F to increase its offer to $34.50 per share, and discussed other financial and market information regarding the Company and reviewed with the Board its preliminary financial analyses of the Company prepared for the Special Committee. A discussion ensued and the Special Committee and its advisors responded to questions from the Board. Following discussion, the members of the Board expressed their support for moving forward with the April 6, 2021 Proposal.
On April 7, 2021, following the meeting of the Board, representatives of Goldman Sachs confirmed to representatives of H&F that the Company was willing to move forward with H&F at a price of $34.50 per share and confirmed the Special Committee’s consent to H&F contacting potential debt financing sources. On that date, the Company’s common stock closed at $26.17.
On April 9, 2021, representatives of Fried Frank delivered written guidelines to Simpson Thacher regarding communications between H&F and the Company’s management. Such guidelines were consistent with the guidance Goldman Sachs delivered to H&F in early March and provided that, until H&F received the Special Committee’s authorization, H&F could not engage in discussions with any members of the Company’s management regarding post-merger employment or equity rollover arrangements.
On April 10, 2021 and April 11, 2021, representatives of H&F and representatives of Simpson Thacher contacted potential lenders and their outside legal counsel regarding draft debt documentation.
On April 14, 2021, Fried Frank delivered to Simpson Thacher an initial draft of the Original Merger Agreement. The draft Original Merger Agreement was substantially identical to the merger agreement that the parties had been negotiating in 2019, except for certain changes to the go shop clause, the deletion of the appraisal rights condition, changes to the financing-related provisions of the merger agreement, changes to the treatment of equity awards, and the inclusion of certain COVID-19 related provisions. From April 14, 2021 through April 26, 2021, representatives of Fried Frank and Simpson Thacher, as well as representatives from the legal teams of H&F and the Company, exchanged drafts of the Original Merger Agreement and other transaction documents and engaged in discussions by video conference and telephone. The key outstanding issues with respect to the Original Merger Agreement discussed during this period included the terms of the go-shop, the desire of H&F to include an appraisal rights condition and the treatment of the Company’s equity awards.
From April 14, 2021 through April 27, 2021, the Company and its senior management participated in in-person due diligence meetings with H&F. During this time, the Company and its advisors responded to various business, legal and accounting due diligence inquiries from H&F and its advisors in connection with its evaluation of the potential transaction. Additionally, representatives of the Company’s management held telephonic conferences with representatives of H&F and its advisors as well as representatives of Goldman Sachs and Fried Frank to respond to due diligence inquiries. In the course of these meetings, management confirmed to H&F the Company’s performance for the first fiscal quarter, which was trending significantly above the Company’s prior internal forecast.
On April 26, 2021, the Special Committee met to discuss the recent, strong financial performance of the Company. Messrs. Bird and Knudson were present by invitation of the Special Committee for a portion of the meeting and Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Fried Frank discussed the current status of the transaction documents and noted that H&F had expressed a desire to begin negotiating arrangements with management. Goldman Sachs noted that H&F had informed Goldman Sachs that H&F was prepared to execute definitive transaction documents on May 3, 2021 and was close to finalizing its debt financing. Following discussion, the Special Committee concluded that it wished to receive additional information regarding the Company’s first fiscal quarter financial performance and outlook. Mr. Bird and Mr. Knudson then joined the meeting at the Special Committee’s request. Messrs. Bird and Knudson discussed the financial performance of the Company during the first fiscal quarter and indicated that the Company was on track to deliver revenues of $535 million for the quarter and adjusted EBITDA of $110.5 million, both of which were significantly above the high end of management’s internal forecast for the quarter. Messrs. Bird and Knudson noted that, in their judgment, a substantial portion of the outperformance in the quarter related to federal COVID-19 stimulus, and expressed the view that performance was likely to moderate in subsequent quarters. Following discussion, the Special Committee requested that management provide a more detailed analysis of the Company’s performance during the fiscal first quarter and provide updated projections for fiscal year 2022 as well as fiscal year 2023. Messrs. Bird and Knudson then left the meeting. A discussion then ensued, following which the Special Committee unanimously directed Goldman Sachs to inform H&F that (i) the Special Committee was requesting additional detail regarding the Company’s fiscal first quarter and updated projections from management and the Special Committee would need time to evaluate that information, (ii) in light of this, it would not be appropriate for H&F to begin negotiating arrangements with management regarding treatment of their equity or employment related matters at this time, and (iii) H&F should continue with its due diligence and other remaining work streams.
On April 26, 2021 and April 27, 2021, representatives of Goldman Sachs held telephone conversations with representatives of H&F where representatives of Goldman Sachs conveyed to H&F the Special Committee’s focus on first quarter performance, and H&F reaffirmed they were prepared to move quickly to finalize a deal and would continue to progress diligence and negotiation of definitive agreements and work to finalize its debt financing commitments while the Special Committee reviewed first quarter performance.
Between April 26 and May 1, 2021, H&F continued its due diligence and worked to finalize its debt financing commitments for the transaction.
On April 28, 2021, following authorization from the Special Committee, Mr. Bird had dinner with a representative of H&F. At that dinner, representatives of H&F noted that a summary of the Board’s review of succession planning for Mr. Bird had been made available to H&F in connection with the due diligence process, and the parties then engaged in a general discussion regarding Mr. Bird’s future plans, assuming that the Company were to move forward with a transaction. Mr. Bird indicated that he would be interested in remaining with the Company for the long term. The parties did not discuss the terms of any equity rollover or other financial terms of Mr. Bird’s post-transaction employment.
On May 1, 2021, H&F delivered a written proposal (the “May 1, 2021 Proposal”) to the Board that reaffirmed its offer to purchase 100% of the shares of common stock of the Company for $34.50 per share in cash, accompanied by proposed final drafts of the Original Merger Agreement, Equity Commitment Letter, debt commitment letters and a Limited Guarantee. H&F indicated that it was prepared to enter into the proposed merger agreement subject only to the condition that H&F be granted a twenty-four hour period to discuss the terms of an equity rollover arrangement with Mr. Bird, as well as the post-closing equity plan for Company employees. H&F also indicated that the May 1, 2021 Proposal would terminate unless it was accepted, and H&F was cleared to engage with Mr. Bird by 5:00 p.m. Central Time on May 4, 2021. On that date, the Company’s common stock closed at $31.58.
On May 3, 2021, a meeting of the Special Committee took place. Messrs. Bird, Knudson were present by invitation of the Special Committee for a portion of the meeting and Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. At the Special Committee’s request, Messrs. Bird and Knudson reviewed the Company’s preliminary estimated results for the fiscal first quarter. For the quarter, management estimated revenue of $535 million and adjusted EBITDA of $110.5 million. Messrs. Bird and Knudson noted that, in their judgment, a substantial portion of the outperformance in the quarter related to federal COVID-19 stimulus, and expressed the view that performance was likely to moderate in subsequent quarters. Messrs. Bird and Knudson then reviewed management projections for the first and second quarters of fiscal year 2022 as well as the full fiscal year 2023 (the “April 2021 Management Projections”). A discussion then ensued during which Messrs. Bird and Knudson responded to questions from the Special Committee. Mr. Bird indicated that he did not recommend accepting the May 1, 2021 Proposal and that he believed that either H&F should increase its price, or the parties should suspend discussions. Messrs. Bird and Knudson then left the meeting. Fried Frank reviewed the fiduciary duties of the Special Committee. Goldman Sachs then provided a summary of the May 1, 2021 Proposal and an update on recent discussions. Goldman Sachs also reviewed certain financial and market information of the Company and its preliminary financial analyses. Goldman Sachs noted that, although the April 2021 Management Projections resulted in upward adjustments to the Company’s revenues and EBITDA for fiscal years 2022 and 2023, there were no upward adjustments to fiscal years beyond 2023 in the projections and the April 2021 Management Projections did not meaningfully impact the results of its financial analyses. Following discussion, the Special Committee unanimously directed that, in light of the Company’s performance in the fiscal first quarter and improved outlook, Goldman Sachs should inform H&F that the Special Committee had rejected the May 1, 2021 Proposal and was not prepared to proceed with a transaction. The Special Committee determined to provide an update to the Board the following day.
On the evening of May 3, 2021, representatives of Goldman Sachs spoke by telephone with representatives of H&F and conveyed to H&F that the Special Committee was not prepared to proceed with a transaction. Later that evening, representatives of Guggenheim Securities spoke by telephone with representatives of Goldman Sachs. During that call, the representatives of Guggenheim Securities indicated that it was possible that H&F might be able to increase its offer and requested guidance as to what price might be acceptable to the Special Committee. The representatives of Goldman Sachs stated that, as indicated by discussions with the Special Committee, the Special Committee likely would not be interested unless the increase in price was substantial.
At midday on May 4, 2021, a meeting of the Special Committee took place. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Goldman Sachs updated the Special Committee on discussions with H&F and Guggenheim Securities and noted that Guggenheim Securities had communicated to Goldman Sachs the potential for H&F to increase its offer. The Special Committee discussed the fact that, despite the Company’s outperformance in the first fiscal quarter and adjusted forecast for fiscal years 2022 and 2023, the Company’s longer-term outlook remained largely unchanged, that there were significant risks inherent in the Company’s business plan, and that, while the Company could potentially outperform its business plan, the Company’s common stock had persistently traded within a limited multiple range over time, and there was no assurance that the Company would achieve the multiple expansion necessary to deliver value to stockholders in excess of the values implied by achievement of the Company’s business plan. The Special Committee noted that the Company’s strong performance in the fiscal first quarter and current momentum in the Company’s stock price (which closed at $31.91 on the previous trading day and had risen approximately 22% since April 7th, the date on which Goldman Sachs communicated to H&F the Special Committee’s willingness to move forward at $34.50 per share and the Special Committee’s consent to H&F contacting potential debt financing sources) presented an opportunity to achieve a meaningful increase in H&F’s offer price, and that, taking into account business and market risks, there was no assurance that opportunity would remain available if the Special Committee chose not to continue discussions and negotiations at the current time but sought to recommence discussions and negotiations in the future. After discussion, the Special Committee instructed Goldman Sachs to convey to H&F that the Special Committee would be prepared to recommend moving forward with a transaction at a price of $36.25 per share, subject to deletion of the appraisal condition in H&F’s proposed merger agreement and with the expectation that the parties would work to finalize all transaction documents as promptly as practicable.
Following this meeting, representatives of Goldman Sachs conveyed the Special Committee’s proposal to representatives of Guggenheim Securities. Later in the day on May 4, 2021, the Special Committee and representatives of Goldman Sachs and Fried Frank updated the Board on the status of discussions with H&F. Ms. Broussard was also present at such meeting by invitation of the Board. On May 4, 2021, the Company’s common stock closed at $30.67.
During the late afternoon on May 4, 2021, representatives of Guggenheim Securities telephoned representatives of Goldman Sachs and, following discussion, stated that H&F could potentially get to

$35.50 per share and would drop the appraisal condition. The representatives of Goldman Sachs advised the Guggenheim Securities representatives that the Special Committee required a price of $36.25 per share. Later that evening, representatives of Guggenheim Securities again telephoned representatives of Goldman Sachs to state that H&F could not get to a price of $36.25 but in light of the Company’s recent performance and the April 2021 Management Projections, H&F was prepared to offer $36.00 per share as its “best and final” offer.
Following this telephone call, on the evening of May 4, 2021, the Special Committee met with representatives of Goldman Sachs and Fried Frank to discuss H&F’s $36.00 per share offer. Ms. Broussard was also present by invitation of the Special Committee. The Special Committee discussed the fact that, despite the Company’s outperformance in the first fiscal quarter and adjusted forecast for fiscal years 2022 and 2023, the Company’s longer-term outlook remained largely unchanged, that there were significant risks inherent in the Company’s business plan, and that, while the Company could potentially outperform its business plan, the Company’s common stock had persistently traded within a limited multiple range over time, and there was no assurance that the Company would achieve the multiple expansion necessary to deliver value to stockholders in excess of the values implied by achievement of the Company’s business plan. The Special Committee noted that H&F’s proposal represented an attractive return to its stockholders given the historical trading prices of the Company’s common stock, offered certainty and immediate liquidity to stockholders and provided them, on a current basis, with the value implied by achievement of the Company’s business plan. After discussion, the Special Committee unanimously determined that, assuming satisfactory completion of all remaining work streams, it would be prepared to recommend to the Board a transaction at $36.00 per share. The Special Committee directed Goldman Sachs to communicate the Special Committee’s decision to move forward to H&F.
Later that same evening, representatives of Goldman Sachs spoke to representatives of H&F and Fried Frank and Simpson Thacher held a video conference to discuss the steps necessary to finalize the transaction agreements. The representatives of Fried Frank advised representatives of Simpson Thacher that the Special Committee had now consented to H&F commencing discussions with Mr. Bird regarding a proposed equity rollover, post-closing employment terms and the proposed post-closing management equity plan for the Company. Between the evening of May 4 and the morning of May 6, 2021, the parties worked to finalize the transaction documents. On the evening of May 4, 2021 and during the day on May 5, 2021, H&F and Mr. Bird engaged in discussions regarding the terms of a proposed equity rollover by Mr. Bird, post-closing employment terms for Mr. Bird and the proposed post-closing management equity plan for the Company, and Simpson Thacher and Mr. Bird’s advisors exchanged drafts of a term sheet.
On the afternoon of May 5, 2021, the Wall Street Journal reported that the Company was in discussions with H&F regarding a sale of the Company to H&F at a price in the mid-$30s. Following this media report regarding a potential transaction between the Company and H&F, on May 5, 2021, the Company’s common stock closed at $31.29.
Later that evening, the Special Committee met with representatives of Goldman Sachs and Fried Frank. Ms. Broussard was also present at such meeting by invitation of the Special Committee. The purpose of the meeting was to receive presentations from the Special Committee’s advisors with a view to the Special Committee voting whether to recommend H&F’s $36.00 per share proposal to the Board. The Company had scheduled a meeting of the Board to follow immediately after the Special Committee meeting. However, prior to the Special Committee meeting, H&F advised Goldman Sachs that H&F and Mr. Bird were not in agreement as to the terms of a proposed equity rollover, and that H&F was requesting permission to speak to four other members of management regarding their commitment to roll over a portion of their equity in the transaction (the Special Committee denied this request). Consequently, the Special Committee did not take a vote at the Special Committee meeting. A meeting of the Board took place immediately following the meeting of the Special Committee. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Board. Representatives of Fried Frank began the meeting by summarizing the current status of the transaction. However, Mr. Bird advised the Special Committee and the Board that he had had further discussions with H&F and that the parties had recently reached an understanding regarding Mr. Bird’s equity rollover and were ready to move forward. In light of this information, the meeting proceeded as a joint meeting of the Special Committee and the Board to consider the proposed acquisition of the Company by H&F at $36.00 per share. Representatives of Fried

Frank made a presentation summarizing the discussions leading to the transaction, reviewed the fiduciary duties of the Special Committee and the Board, summarized the material terms of the Original Merger Agreement, and discussed the potential timetable to close the transaction. Goldman Sachs provided a summary of the recent discussions with H&F, including the decision by H&F to increase the offer to $36.00 per share. Goldman Sachs also provided an overview of the go-shop process contemplated by the Original Merger Agreement. Goldman Sachs then summarized the financial terms of the proposed merger and the implied premium to the current and recent share prices of the Company. Goldman Sachs reviewed certain financial and market information of the Company, including the Company’s share price performance since its initial public offering, its relative share price performance versus peers, trading multiples of the Company over time, and equity research analyst perspectives on the Company as compared to management’s projections, presented its financial analyses with respect to the proposed consideration of $36.00 per share, and a discussion ensued. Following the discussion, Goldman Sachs rendered an oral opinion to the Special Committee, which was, following execution of the definitive documentation in respect of the transaction, subsequently confirmed by delivery of a written opinion from Goldman Sachs, dated as of May 6, 2021, that, as of such date and subject to the limitations, qualifications and assumptions set forth therein, the $36.00 in cash per share of common stock of the Company to be paid to the holders (other than Parent and its affiliates) pursuant to the Original Merger Agreement was fair from a financial point of view to such holders (see “— Opinion of Financial Advisor to the At Home Special Committee” for further details). A discussion ensued and Fried Frank and Goldman Sachs answered questions of the directors. After considering the foregoing and taking into consideration the factors described under, the Special Committee unanimously (i) determined that the Original Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company and the stockholders of the Company, and (ii) resolved to recommend that the Board (a) declare the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, including the Merger, advisable,(b) approve and adopt the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, including the Merger and (c) recommend that stockholders of the Company vote to adopt the Original Merger Agreement and approve the transactions contemplated by this Agreement, including the Merger. Following the recommendation by the Special Committee and acting upon the recommendation of the Special Committee, the Board unanimously (i) (a) declared the Original Merger agreement, and the transactions contemplated by the Original Merger Agreement, including the Merger, advisable, (b) approved and adopted the merger agreement and the transactions contemplated by the Original Merger Agreement, including the Merger, (c) directed that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, including the Merger, be submitted to the stockholders of the Company for adoption and approval by such holders and (d) resolved to recommend that stockholders of the Company vote to adopt the Original Merger Agreement and approve the transactions contemplated by the Original Merger Agreement, including the Merger. In addition, each of the Special Committee and the Board approved the April 2021 Management Projections.
During the evening of May 5 and the morning of May 6, 2021, H&F and the Company and their respective advisors continued to work to finalize the transaction documents. Following the meetings of the Special Committee and the Board, the Special Committee’s advisors learned that H&F was not yet in agreement with Mr. Bird with respect to the terms of a proposed equity rollover and provided this information to the chair of the Special Committee. Negotiations between H&F and Mr. Bird continued during the night of May 5 and the following morning, and Simpson Thacher and Mr. Bird’s advisors continued to exchange drafts of a term sheet for his proposed equity rollover, post-closing employment terms and the proposed post-closing management equity plan for the Company. The parties reached agreement on a term sheet on the morning of May 6, 2021.
The Company, Parent and Merger Sub finalized the Original Merger Agreement and related documents on the morning of May 6, 2021 and executed the Original Merger Agreement that morning. Later that morning, the Company issued a press release announcing the execution of the Original Merger Agreement.
On May 7, 2021, at the direction of the Board, representatives of Goldman Sachs began contacting potential third parties that might consider entering into an alternative transaction with the Company in connection with the “go-shop” process and on June 14, 2021, at 11:59 p.m. Eastern Time, the “go-shop” period expired. In total, 24 third parties, consisting of 17 financial sponsors and 7 potential strategic acquirors were contacted; however, during the “go-shop” period only one of the parties signed a nondisclosure agreement, and none of the parties expressed interest in pursuing a potential transaction involving the Company. In addition, neither Goldman Sachs nor the Company received any inbound inquiries from other potentially interested parties during the “go-shop” period.
CAS Investment Partners, LLC, a stockholder of the Company, and certain of its affiliates (collectively, “CAS”), delivered a letter to H&F with a copy to the Board on May 11, 2021 and a letter to the Board on May 16, 2021 which, in each letter, expressed CAS’s opposition to the Merger. On May 17, 2021, CAS filed a Schedule 13D with the SEC and described the matters discussed in the May 11 and May 16 letters.
On May 24, 2021, CAS filed a preliminary proxy statement with the SEC for the purpose of soliciting proxies in opposition to the Merger, which was subsequently amended on June 4, 2021.
On June 2, 2021, the Company filed a preliminary proxy statement with the SEC (the “Proxy Statement”) and issued a press release announcing the Company’s earnings for the first quarter of fiscal year 2021.
On June 7, 2021, the Company engaged Mackenzie Partners, Inc. (“MacKenzie Partners”) as its proxy solicitor.
On June 7, 2021, Messrs. Bird, Knudson and Francis and Ms. Crevoiserat spoke via telephone with representatives of CAS. During the course of that telephone call, CAS asked questions regarding the Company’s first quarter financial results, the financial projections that had been included in the Proxy Statement, and the Company’s strategic process. CAS communicated to the representatives of the Company that it remained opposed to the Merger, and that if the Merger did not occur, CAS intended to seek representation on the Board.
On June 10, 2021, a meeting of the Board was held to discuss the annual meeting of the stockholders of the Company scheduled to be held on June 16, 2021 (the “Annual Meeting”). Mr. Bird, Mr. Knudson and Ms. Broussard as well as representatives of Goldman Sachs, Fried Frank and MacKenzie Partners, were present by invitation of the Board. The Board noted that the three nominees for election included two members of the Special Committee, and that the nominees comprised the Lead Independent Director and Chair of the Compensation Committee (Mr. Francis), the Chair of the Audit Committee (Ms. Beck) and the Chair and of the Nominating and Corporate Governance Committee (Mr. Butcher). The participants discussed the status of the vote for the election of directors and the fact that the vote was trending negatively due to a significant number of withheld votes and a negative recommendation by Institutional Shareholder Services, as well as the implications of the nominees not receiving a majority vote (including their obligation to submit letters of resignation for consideration by the Nominating and Corporate Governance Committee of the Board in accordance with the Company’s majority vote policy as well as the negative signal the vote would send with respect to the Merger). The participants discussed the fact that the Annual Meeting vote would appear to be a referendum on the Merger itself and that, were the Merger not to be approved, the Board may need to consider various potential governance reforms and other issues concerning the go-forward management of the Company as an independent company. Following this discussion, the Board unanimously determined to continue to try to obtain the votes required for the re-election of the Company’s nominees to the Board but to continue to evaluate whether to postpone the annual meeting until after the stockholder vote on the Merger to afford stockholders an opportunity to first decide whether to adopt the Original Merger Agreement (and therefore, subject to the other conditions thereto being satisfied or waived, effectuate the Merger) before addressing the governance of the Company on a standalone basis. The Board scheduled a follow up meeting for the afternoon of June 15, 2021 to discuss potential next steps.
On June 11, 2021, representatives of H&F reached out to representatives of the Company to commence exploratory discussions regarding potential revised terms for the transaction. Representatives of H&F indicated that H&F might be willing to consider an increase in the per Share price reflected in the Original Merger Agreement, noting their expectation that any potential price increase would likely be less than $1.00 per Share, subject to the Board agreeing to the certain structural changes to the transaction and specifically converting the transaction from a merger to a tender offer.
Later the same day, representatives of Simpson Thacher spoke by telephone with representatives of Fried Frank. The representatives of Simpson Thacher communicated that H&F was considering submitting a revised proposal under which H&F would increase the price per Share to stockholders of the Company with any potential price increase expected to be less than $1.00 per Share, conditioned upon the Merger being restructured as a tender offer and second step merger. The representatives of Simpson Thacher communicated that they were working on drafts of revised transaction documents and that H&F was focused on announcing the revised terms of the transaction following the June 14, 2021 expiration of the “go shop” period under the Original Merger Agreement, and proposed to make an announcement by the morning of June 16, 2021, coupled with a postponement of the Company’s annual meeting of stockholders scheduled to be held on June 16, 2021.
Over the weekend, Guggenheim discussed the proposed change in transaction structure, including the proposed mechanics and timing of a tender offer, with Goldman Sachs.
On June 13, 2021, a meeting of the Special Committee took place. Messrs. Bird and Knudson and Arvind Bhatia, Vice President of Investor Relations of the Company, were present by invitation of the Special Committee for a portion of the meeting, Ms. Broussard as well as representatives of Goldman Sachs, Fried Frank and MacKenzie Partners were present by invitation of the Special Committee. Fried Frank provided an update on recent developments. Mr. Knudson then provided an overview of the financial performance of the Company for the second fiscal quarter to date, which was generally in line with the Company’s April 2021 Management Projections. Mr. Bird then summarized his discussion with a representative of H&F on June 11, 2021. Mr. Bhatia then provided an overview of investor feedback regarding the Merger. Messrs. Bird, Knudson and Bhatia then left the meeting. Fried Frank reviewed the fiduciary duties of the Special Committee in the context of a potential revised proposal from H&F, provided an overview of tender offer mechanics, and discussed considerations related to the Annual Meeting and potential next steps. A discussion ensued and the Special Committee’s advisors answered questions from the Special Committee. The Special Committee concluded that there was no action to be taken with respect to possible changes to the terms of the Merger unless and until a revised proposal was made by H&F.
Later in the evening of June 13, 2021, representatives of Simpson Thacher submitted to representatives of Fried Frank drafts of an amended and restated merger agreement reflecting a tender offer followed by a second step merger under Section 251(h) of the DGCL (the “Merger Agreement”), an amended and restated equity commitment letter and an amended and restated limited guarantee.
On June 14, 2021, a representative of H&F spoke by telephone with a representative of Goldman Sachs. During that discussion, the representative of H&F confirmed that H&F was considering submitting a revised proposal that would be its best and final proposal and would be conditioned upon changing the structure of the transaction to a tender offer and merger. The representative of Goldman Sachs indicated that the Special Committee would seek to negotiate any revised proposal and that H&F should stretch to reach the highest price it was able to pay.
On the same day, a representative of Simpson Thacher spoke by telephone with a representative of Fried Frank to discuss H&F’s current thinking with respect to submitting a revised proposal. The representative of Simpson Thacher confirmed that H&F was considering a price increase and that any potential price increase was expected to be less than $1.00 per Share and that H&F continued to focus on announcing a revised transaction by the morning of June 16, 2021. The representative of Fried Frank stated that the Company intended to make a decision regarding a postponement of the Annual Meeting on June 15, 2021, but that the Special Committee intended to make that decision independent of any revised proposal from H&F, and that, while H&F was free to submit a proposal that included a deadline for acceptance, there was no assurance that the Special Committee and the Board would act on any revised proposal from H&F within any particular time frame, including any time frame desired by H&F. The representative of Simpson Thacher emphasized that H&F was focused on announcing a revised transaction on the morning of June 16, 2021 and noted that any delay beyond that would impact the timing of the launch of H&F’s debt financing process (which was originally scheduled to commence on June 15, 2021).
On the morning of June 15, 2021, the Company announced the expiration of the “go shop” period, noting that none of the parties contacted had expressed interest in an acquisition of the Company.
On the same morning, a representative of H&F spoke by telephone with a representative of Goldman Sachs. The representative of H&F stated that H&F had a proposal ready but that it was important to H&F that the Special Committee and the Board act on the proposal within the time frame previously communicated by H&F. H&F noted that it had scheduled bank meetings in connection with the permanent financing for the transaction for June 16, 2021, and that any delay of the financing process could adversely impact the terms of the bank financing and adversely impact H&F’s ability to increase its price. The representative of Goldman Sachs reiterated that there was no assurance that the Special Committee and the Board would act on any revised proposal from H&F within the time frame desired by H&F, and advised H&F to submit any revised proposal promptly.
Also on the morning of June 15, 2021, discussions took place by telephone between representatives of Fried Frank and Simpson Thacher regarding H&F’s potential revised proposal and the Company’s plans with respect to the Annual Meeting. Following this discussion, the representative of Fried Frank advised Simpson Thacher that the Company intended to announce a postponement of the Annual Meeting. The representative of Fried Frank again emphasized that there was no assurance that the Special Committee and the Board would act on any revised proposal from H&F within the time frame desired by H&F.
In the early afternoon of June 15, 2021, representatives of H&F had a teleconference with representatives of Goldman Sachs, at which time representatives of H&F communicated all of H&F’s proposed revised transaction terms. The revised proposal included an increase in the per share price reflected in the Original Merger Agreement from $36.00 per share to $37.00 per share in cash, subject to the transaction structure being converted to a tender offer transaction in which Merger Sub would commence a tender offer for all of the Company’s stock and, following satisfaction of the conditions to the tender offer (including that at least a majority of the Company’s outstanding shares were tendered), the parties would consummate a second-step merger pursuant to Section 251(h) of the DGCL. Representatives of H&F also communicated to representatives of Goldman Sachs that H&F expected the parties would work to finalize all transaction documents as promptly as practicable and by no later than June 16, 2021 and that such terms represented H&F’s best and final offer.
Subsequently, on June 15, 2021, H&F submitted a revised proposal for the acquisition of the Company. The proposal contemplated amending the Original Merger Agreement to provide for a tender offer to acquire all outstanding Shares of the Company to be followed by a second step merger and a purchase price of $37.00 per Share, which H&F stated represented its best and final offer. The proposal stated that it was a condition that the Special Committee and the Board approve the Merger Agreement and that the parties sign and announce the Merger Agreement in the morning of June 16, 2021.
Also in the early afternoon of June 15, 2021, the Board approved the issuance by the Company of a press release announcing a postponement of the Annual Meeting, which press release was issued shortly afterwards.
During the afternoon of June 15, 2021, the Special Committee met with representatives of Goldman Sachs and Fried Frank to discuss H&F’s revised proposal. Ms. Broussard was also present by invitation of the Special Committee. Fried Frank reviewed the fiduciary duties of the Special Committee. Goldman Sachs and Fried Frank summarized their respective conversations with H&F and Simpson Thacher. Following discussion, the Special Committee directed Goldman Sachs to go back to H&F to ask H&F to increase its offer. The Special Committee recognized, however, that H&F had already communicated that it would not increase its offer further, that the offer price of $37.00 per Share was higher than the expected price increase, that $37.00 represented an improvement over the price of $36.00 per Share previously unanimously recommended by the Special Committee and unanimously approved by the Board, and that it was highly unlikely that H&F would increase its price further. After discussion, the Special Committee unanimously determined that, assuming $37.00 per Share represented H&F’s final offer and, assuming satisfactory completion of all remaining work streams, it would be prepared to recommend to the Board a transaction pursuant to the terms of H&F’s revised proposal.
Later that afternoon, a representative of Goldman Sachs spoke by telephone with a representative of H&F. During that call, H&F confirmed that $37.00 per Share represented its best and final offer.
A meeting of the Board was held to discuss H&F’s revised proposal at 4:30 p.m. on June 15, 2021. Mr. Knudson and Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Board. Representatives of Fried Frank reviewed the fiduciary duties of the Board, the terms of H&F’s revised proposal and considerations relating to structuring the transaction as a tender offer and merger rather than a one-step merger. Goldman Sachs provided a summary of the recent discussions with H&F, including H&F’s indication that the offer of $37.00 per Share was the most that H&F could offer and that the offer was conditioned on announcing the transaction on the morning of June 16, 2021. Following discussion, the members of the Board unanimously expressed support for moving forward to finalize a transaction on the terms of H&F’s revised proposal. The Special Committee and the Board determined to reconvene on the morning of June 16, 2021.
During the evening of June 15, 2021 and the morning of June 16, 2021, H&F and the Company and their respective advisors worked to finalize the Merger Agreement and related documents.
On the morning of June 16, 2021, a joint meeting of the Special Committee and the Board took place. Ms. Broussard as well as representatives of Goldman Sachs and Fried Frank were present by invitation of the Special Committee. Representatives of Fried Frank reviewed the fiduciary duties of the Special Committee and the Board, and summarized the material changes from the terms of the Original Merger Agreement. A discussion ensued and Fried Frank and Goldman Sachs answered questions of the directors.
After considering the foregoing and taking into consideration the factors described under “— Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger”, the Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company and the stockholders of the Company and declared the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, and (ii) resolved to recommend that the Board (a) declare the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, (b) approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (c) recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement. Following the recommendation by the Special Committee and acting upon the recommendation of the Special Committee, the Board unanimously (a) declared the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, (b) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) resolved that the Merger shall be governed by Section 251(h) of the DGCL and (d) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement.
The Company, Parent and Merger Sub finalized the Merger Agreement and related documents on the morning of June 16, 2021 and executed the Merger Agreement that morning. Later that morning, the Company and H&F issued a joint press release announcing the execution of the Merger Agreement.
Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger
At Home Special Committee
In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with At Home management and its financial advisor. The Special Committee also consulted with its outside legal counsel regarding its fiduciary duties, the terms and conditions of the Merger Agreement and other related matters. In the course of reaching its recommendation, the Special Committee considered a number of positive factors relating to the Merger Agreement, the Offer and the Merger, each of which the Special Committee believed supported its decision, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Special Committee):
•
The Offer Price of $37.00 per Share in cash represents immediate and certain value and liquidity to the holders of Shares upon the Closing. The Special Committee believed that, on a present value, risk-adjusted basis, the Offer Price of $37.00 per Share in cash is more favorable to the holders of Shares than the value achievable under the Company’s business plan, taking into account the benefits and risks of that plan.

•
In this regard, the Special Committee considered the fact that, on a present value basis, the Merger Agreement delivers compelling value to the Company’s stockholders today which would not be achieved by the Company on a stand-alone basis until fiscal year 2024, assuming that the Company fully achieves its current three-year business plan and continues to trade at multiples consistent with its historic trading multiples, and that the Merger eliminates execution risk associated with the Company’s current business plan, and market risk.
•
Moreover, the Offer Price provides an opportunity for At Home stockholders to realize $1.00 per Share of additional cash value above the merger consideration under the Original Merger Agreement.

•
The Special Committee’s knowledge of the business, operations, financial condition, earnings and prospects of the Company, as well as its views regarding the current and prospective environment in which the Company operates, including economic and market conditions and competitive considerations. The Special Committee recognized that the Company operates in the highly competitive retail home décor industry, that the macroeconomic environment has been challenging for brick-and-mortar retail companies similar to the Company, that the Company’s expansion plans may not prove successful and present inherent risks, that the Company’s competitors include companies that possess substantially greater financial resources, larger customer bases, more advanced omnichannel platforms and greater ability to adapt to changes in consumer behavior, larger and more dependable customer loyalty programs, and the scale to compete profitably in an aggressive low pricing environment and that general macroeconomic conditions may deteriorate and may adversely affect consumer spending habits.

•
The current and historical trading prices of the Company common stock, and the fact that the Offer Price of $37.00 per Share in cash represents a premium of approximately 28.3% over At Home’s trailing 30-trading day volume weighted average stock price for the period ended May 4, 2021, the last trading day prior to published reports that the Company was engaged in merger discussions, a premium of approximately 32.7% over At Home’s trailing 60-trading day volume weighted average stock price for the period ended May 4, 2021, a premium of approximately 47.2% over At Home’s trailing 90-trading day volume weighted average stock price for the period ended May 4, 2021, and a premium of approximately 20.6% over At Home’s closing Share price on May 4, 2021.

•
The Offer Price implies a transaction value of 11.3x estimated adjusted fiscal year 2022 earnings before interest, taxes, depreciation and amortization (or EBITDA), 9.7x estimated adjusted fiscal year 2023 EBITDA, 19.3x estimated fiscal year 2022 earnings and 18.6x estimated fiscal year 2023 earnings, in each case as set forth in management’s projections, and a transaction value of 11.3x estimated adjusted fiscal year 2022 EBITDA, 9.7x estimated adjusted fiscal year 2023 EBITDA, 23.0x estimated fiscal year 2022 earnings and 20.0x estimated fiscal year 2023 earnings, as set forth in analyst consensus estimates as published by Institutional Brokers Estimate System (I/B/E/S). The Company common stock has generally traded meaningfully below these adjusted EBITDA multiples over the past three years, averaging a 8.0x NTM EBITDA multiple over the three year period prior to May 5, 2021.

•
The Company extensively explored a potential sale in 2019, at which time the Company engaged in discussions with, and provided information to, a wide range of financial sponsors and strategic acquirors, and was publicly reported to be engaged in merger discussions. That process led to the receipt of a credible proposal from a single party, H&F. In connection with its discussions with H&F leading to the Merger Agreement, the Special Committee considered the results of the 2019 process, the advice of its financial advisor, Goldman Sachs, and the fact that Party A, who participated in the 2019 process and had conveyed to the Company its continued interest in the Company on multiple occasions since that time, participated jointly with H&F in the initial proposal leading to the Original Merger Agreement, but subsequently withdrew from participation on the basis that it was unable to reach a valuation for the Company in excess of $32.00 per Share.

•
The Offer Price of $37.00 per Share was the result of arm’s-length negotiations and resulted in H&F increasing the Offer Price on six occasions after the initial March 10, 2021 Proposal from H&F and Party A of $32.00 per Share. The Special Committee believed that the Offer Price of $37.00 was the maximum price that H&F was willing to pay, and that it was unlikely that any other bidder for the Company would emerge.

•
The Special Committee considered that the Company’s recent strong operating and stock price performance provided a compelling opportunity to realize a highly attractive valuation for stockholders, and that this opportunity may not be available in the future, depending upon the Company’s financial results and stock market performance.

•
In addition, despite achieving record results for the first fiscal quarter of 2021, the Special Committee believed that the Company’s longer-term outlook remained largely unchanged, consistent with management’s updated projections, which attributed a substantial portion of the Company’s recent outperformance to COVID-19 stimulus, and considered that the Company’s performance is expected to moderate in future quarters.

•
In addition, the Special Committee believed that there are significant risks inherent in the Company’s business plan, including but not limited to the following risks that could significantly adversely impact the Company’s cost of sales and gross margin and the demand for its products: increased freight costs, potential changes in corporate tax rates and the federal minimum wage, the potential for a shift in consumer spending as the pandemic eases, and potential supply chain challenges.

•
The fact that, after the conclusion of a solicitation by Goldman Sachs during the robust 40-day “go-shop” period, as provided under the Original Merger Agreement, out of the 24 parties contacted, only one party entered into a confidentiality agreement, no parties submitted any alternative acquisition proposals and no inbound inquiries were received by Goldman Sachs or the Company (as further described in “— Background of the Offer and the Merger”).

•
The Special Committee’s belief that the terms of the Merger Agreement, taken as a whole, are fair and reasonable.

•
The financial analysis that representatives of Goldman Sachs reviewed and discussed with the Special Committee, and Goldman Sachs’ oral opinion, subsequently confirmed in writing, that, as of May 5, 2021, and based upon and subject to the factors and assumptions set forth in the written opinion, the $36.00 in cash per Share to be paid to the holders of the Company common stock pursuant to the Original Merger Agreement, was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated May 6, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, incorporated by reference herein as Exhibit (a)(5)(A). The opinion of Goldman Sachs is more fully in “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the At Home Special Committee.”

•
The Special Committee considered the terms of the Merger Agreement, including, among other things:

•
the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares and a second step merger pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

•
the commitment of Parent in the Merger Agreement to use its reasonable best efforts to complete the Transactions as soon as practicable;

•
the commitment of Parent in the Merger Agreement to use its reasonable best efforts to cause its equity financing sources and their affiliates to assist and cooperate as necessary and appropriate with the other parties to complete the Offer and the Merger as soon as practicable;

•
the commitment of Parent in the Merger Agreement to pay the Company a termination fee in an amount equal to approximately $128.6 million in certain circumstances in the event that the Merger is not completed;

•
the fact that Parent has entered into a second amended and restated debt commitment letter pursuant to which the commitment parties have committed, upon certain terms and subject to certain conditions, to lend approximately $1.4 billion in connection with the financing of the amounts payable pursuant to the Merger Agreement and the transactions contemplated thereby and to make available to the borrower a revolving credit facility in an aggregate principal amount of up to $400 million, and the representations and covenants of Parent in the Merger Agreement as to its financing;
•
the conditions to closing of the Offer and the Merger, which the Special Committee believes are reasonable and customary in number and scope, and which, in the case of the condition related to the accuracy of At Home’s representations and warranties, are generally subject to a “company material adverse effect” qualification;

•
At Home’s entitlement, under certain conditions, to seek specific performance of Parent’s obligations under the Merger Agreement, including Parent’s and Merger Sub’s obligation to close the Merger;

•
the terms of the Merger Agreement relating to At Home’s ability to respond to unsolicited acquisition proposals, and the other terms of the Merger Agreement, including:

•
At Home’s right, subject to certain conditions, to provide information in response to, and to discuss and negotiate, certain unsolicited acquisition proposals made during the “no-shop” period and before the Expiration Date;

•
the provision of the Merger Agreement allowing the Company to terminate the Merger Agreement prior to the Expiration Date in order to substantially concurrently enter into an alternative acquisition agreement, subject to Parent’s right to receive payment of a termination fee of approximately $77.2 million if terminated, which amount the Special Committee believes to be reasonable under the circumstances given the size of the transaction and taking into account the range of such termination fees in similar transactions and believe not to preclude or substantially impede a possible competing; and

•
the provision of the Merger Agreement allowing the Board and Special Committee to make a change of recommendation prior to the Expiration Date in specified circumstances relating to a superior proposal or intervening event, subject to Parent’s right to terminate the Merger Agreement and receive payment of a termination fee of approximately $77.2 million, which amount the Special Committee believes to be reasonable under the circumstances given the size of the transaction and taking into account the range of such termination fees in similar transactions and believes not to preclude or substantially impede a possible competing proposal.

•
The Special Committee considered the transaction structure pursuant to the Merger Agreement, under which, assuming the conditions to the Offer are satisfied, the Offer is expected to be consummated 20 business days from the date of commencement, allowing holders of Shares to receive the Offer Price and, upon completion of the Merger, the Merger Consideration, earlier than would be the case were the transaction structured as a one step merger as was provided for in the Original Merger Agreement.

•
The Special Committee also considered the fact that the Offer was subject to the Minimum Condition and that the Company’s stockholders would be free to evaluate the Transactions and choose to tender (or not tender) their Shares in the Offer.

•
The Special Committee also considered the fact that the Company’s stockholders who do not tender their Shares in the Offer will have the right to demand appraisal of the fair value of the Shares under Delaware law (see the section entitled “Item 8. Additional Information — Appraisal Rights”).

In the course of reaching its recommendation, the Special Committee also considered certain risks and potentially adverse factors relating to the Merger Agreement and the Offer and the Merger, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any manner by the Special Committee):
•
Following the Merger, holders of Shares will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company. Although the Special Committee believed that, on a present value, risk-adjusted basis, the Offer Price of $37.00 per Share is more favorable to the holders of Shares than the values achievable under the Company’s business plan, taking into account the benefits and risks of that plan, the Special Committee recognized that, over time, the Company could potentially deliver greater value per Share. In this regard, the Special Committee considered the Company’s strong recent financial and stock price performance, including its performance in the first fiscal quarter of 2021.
•
Despite achieving record results for the first fiscal quarter of 2021, the Special Committee believed that the Company’s longer-term outlook remained largely unchanged and there are significant risks inherent in the Company’s business plan, including but not limited to: increased freight costs, potential changes in corporate tax rates and the federal minimum wage, the potential for a shift in consumer spending as the pandemic eases, and potential supply chain challenges.

•
In addition, the Special Committee considered that, while the Company could potentially outperform its business plan, the Company common stock has persistently traded within a limited multiple range over time, that there is no assurance that the Company could achieve the multiple expansion necessary to deliver value to its stockholders significantly in excess of the value implied by achievement of the Company’s current business plan, that there has been historic volatility in the Company’s common stock price and that, on a present value basis, the Merger Agreement delivers compelling value to the Company’s stockholders today which would not be achieved by the Company on a stand-alone basis until fiscal year 2024, assuming that the Company fully achieves its current three-year business plan and continues to trade at multiples consistent with its historic trading multiples, and that the Merger eliminates execution risk associated with the current business plan and market risk.

•
The Special Committee considered the fact that, in connection with the discussions and negotiations leading to the Original Merger Agreement, the Company did not solicit alternative proposals in 2021. Although the Special Committee recognized that it was possible that other bidders for the Company could emerge, the Company extensively explored a potential sale in 2019, at which time the Company engaged in discussions with, and provided information to, a wide range of financial sponsors and strategic acquirors, and was publicly reported to be engaged in merger discussions. That process led to the receipt of a credible proposal from a single party, H&F. In connection with its discussions with H&F leading to the Original Merger Agreement and the decision not to solicit alternative proposals, the Special Committee considered the results of the 2019 process, the advice of its financial advisor, Goldman Sachs, and the fact that Party A, who participated in the 2019 process and had conveyed to the Company its continued interest in the Company on multiple occasions since that time, participated jointly with H&F in the initial proposal leading to the Merger Agreement but subsequently withdrew from participation on the basis that Party A was unable to reach a valuation for the Company in excess of $32.00 per Share. In addition, the Special Committee considered that the robust go-shop provisions of the Original Merger Agreement permitted the Special Committee to conduct a post-signing market check, with a reduced termination fee in the event of a termination of the Original Merger Agreement for a superior proposal within the go-shop period. Pursuant to the “go-shop”, which expired at 11:59 p.m. Eastern Time on June 14, 2021, only one of 24 parties contacted entered into a confidentiality agreement and At Home received no alternative acquisition proposals, despite the outreach conducted by Goldman Sachs (as further described in “— Background of the Offer and the Merger”).

•
The risks related to the announcement and pendency of the Offer and the Merger, including the potential impact on our employees and our relationships with existing and prospective customers, vendors and business partners.

•
The provisions of the Merger Agreement that restrict the Company’s ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to certain exceptions, and that restrict the Company from entering into alternative acquisition agreements.

•
The possibility that the Transactions are not completed in a timely manner or at all for any reason, as well as the risks and costs to At Home if the Transactions are not completed or if there is uncertainty about the likelihood, timing or effects of completion of the Transactions, including uncertainty about the effect of the Transactions on At Home’s employees, existing and prospective customers, vendors, partners and other third parties, which could impair At Home’s ability to attract, retain and motivate key personnel and could cause third parties to seek to terminate, change or not enter into business relationships with At Home, as well as the risk of diverting management and employee attention from ongoing business operations as a result of the Transactions, and the effect on the trading price of the Company common stock if the Merger Agreement is terminated or the Transactions are not completed for any reason.
•
The Merger Agreement’s customary restrictions on the conduct of At Home’s business before completion of the Transactions, generally requiring At Home to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and prohibiting At Home from taking specified actions, which could delay or prevent At Home from undertaking certain business opportunities that arise pending completion of the Transactions.

•
The possibility that At Home could be required under the terms of the Merger Agreement to pay a termination fee of approximately $77.2 million under certain circumstances and that such termination fee could discourage other potential bidders from making a competing bid to acquire the Company.

•
The significant costs involved in connection with entering into the Merger Agreement and completing the Transactions (some of which are payable whether or not the Merger is consummated).

•
The receipt of cash by At Home stockholders in exchange for their Shares pursuant to the Offer and the Merger will be a taxable transaction to At Home stockholders for U.S. federal income tax purposes.

•
Some of the Company’s directors and executive officers have interests that may be different from, or in addition to, the interests of At Home stockholders generally (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

At Home Board
The Board considered and relied upon the analyses and recommendation of the Special Committee in arriving at this declaration and recommendation. In considering the Special Committee’s analyses and recommendation, the Board discussed the Special Committee’s recommendation with the members of the Special Committee and the financial and legal advisors of the Special Committee. The following are some of the significant factors that supported the Board’s determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Board):
•
the factors considered by the Special Committee that are listed in the section entitled “— Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger — At Home Special Committee” above (including with respect to the process followed by the Special Committee prior to entering into the Merger Agreement); and

•
the fact that the Special Committee is comprised of four independent directors who are not affiliated with Parent or its affiliates and are not employees of the Company or any of its subsidiaries, and the fact that, other than any compensation for their service on the Board and their interests described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the members of the Special Committee do not have an interest in the Offer or the Merger different from, or in addition to, that of the holders of the Company common stock generally.

The Board also considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including the same potentially negative factors considered by the Special Committee that are listed in the above-captioned section of this Schedule 14D-9 under the heading “— Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger — At Home Special Committee.”
In considering the recommendations of the Special Committee and the Board, At Home stockholders should be aware that certain of At Home’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of At Home stockholders generally, as described in “— Reasons of the At Home Special Committee and At Home Board for the Offer and the Merger — At Home Special Committee.” The members of the Special Committee and the Board were aware of these interests and considered them, among others, in reaching their determinations to approve the Merger Agreement and the transactions contemplated thereby, and to make their recommendations to the Board and At Home stockholders, as applicable.

The foregoing discussions of the information and factors considered by the Special Committee and the Board include the principal factors considered by the Special Committee and the Board, respectively, but are not intended to be exhaustive and may not include all of the factors considered. In view of the wide variety of factors considered in connection with their respective evaluations of the contemplated transactions, and the complexity of these matters, the Special Committee and the Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that the Special Committee or the Board, as applicable, considered in reaching their determinations to approve the Merger Agreement and the transactions contemplated thereby, and to make their recommendations to the Board and At Home stockholders, as applicable. Rather, the Special Committee and the Board viewed their respective decisions as being based on the totality of the information presented to them and the factors they considered. In addition, individual members of the Special Committee or the Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Special Committee and the Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”
Intent to Tender
To At Home’s knowledge, after making reasonable inquiry, all of At Home’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than the Rollover Shares and Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Executive Officer and Director Arrangements Following the Merger
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
Certain Financial Projections Prepared by the Senior Management of At Home
The Company does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing, from time to time, estimates of certain expected financial results and operational metrics in its regular quarterly earnings press releases and other investor materials. The Company is especially wary of making financial projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Company’s ordinary course efforts to support certain internally targeted financial metrics for future years, the Company’s management prepared, in late-2020 and early 2021, internal financial forecasts for fiscal years 2022 through 2024 (the “Internal FY 2022-2024 Management Projections”) that were not intended for public disclosure. The Internal FY 2022-2024 Management Projections were not prepared in connection with or in response to H&F’s proposal to acquire the Company, and were the projections that the Company’s management, the Special Committee and Board believed provided a reasonable basis for the Company’s future performance based on facts known at such time. At the request of the Special Committee, management refined and extended the forecast period of the Internal FY 2022-2024 Management Projections for two additional fiscal years, through the Company’s 2026 fiscal year, for use in connection with the Special Committee’s evaluation of potential alternatives for the Company, including the discussions and negotiations with H&F and Party A. Management refined the Internal FY 2022-2024 Management Projections based on preliminary estimated financial results for the fourth quarter of fiscal year 2021 and used those projections as a basis for extending the forecast period through 2026 (the “February 2021 Management Projections”). When determining this longer-term financial outlook for the Company’s business, management made assumptions concerning general business, economic, regulatory, geopolitical, market and financial conditions, as well as industry and Company specific factors, such as:
•
annual same store sales growth of 3% throughout the forecast period;

•
15 net new stores in fiscal year 2022 and annual net new store growth of 12.5% from fiscal year 2023 to fiscal year 2026 with a third distribution center opening in fiscal year 2026 to support store growth, and approximately $4.5 million of capital expenditures per new store;

•
an increase of 0.8% in merchandise margins by fiscal year 2026 (which takes into account near-term freight headwinds and improved product cost over the forecast period);

•
SG&A growth based on, as a percentage of revenue, consistent spend in advertising and store labor, with total SG&A increasing over the forecast period due to increased store count,

•
increases in same store sales; and

•
no sale leasebacks during the forecast period, which assumes that future new store openings would be leased properties as opposed to purchased or newly constructed store locations and that the Company’s operating activities would produce enough free cash flow such that the Company did not need to rely on sale leasebacks as a source of liquidity as it has historically.

The Company furnished the February 2021 Management Projections to Goldman Sachs and to each of H&F and Party A to assist them in their due diligence review and evaluation of the Company.
During April 2021, at the request of the Special Committee, management updated the February 2021 Management Projections to reflect revised forecasts for fiscal year 2022 as well as fiscal year 2023 (the “April 2021 Management Projections” and for purposes of the section entitled “— Opinion of the Financial Advisor to At Home Special Committee”, the “Forecasts”). The April 2021 Management Projections represent an update of the February 2021 Management Projections to take into account the recent financial performance of the Company, including outperformance for the first quarter of fiscal year 2022. Due to the outperformance for the first quarter of fiscal year 2022, the April 2021 Management Projections included a revised assumption of 11.7% for same store sales growth in fiscal year 2022, as compared to an assumption of 3% in the February 2021 Management Projections. Management noted that, in its judgment, a substantial portion of the outperformance in the quarter related to federal COVID-19 stimulus, and the April 2021 Management Projections reflect management’s view that performance was likely to moderate in subsequent quarters. In revising the same store sales growth rate for fiscal year 2022, management assumed that the record same store sales growth rate achieved in the first quarter of fiscal year 2022 was due to a number of temporary macroeconomic and consumer trends in response to the COVID-19 pandemic, such as increased demand driven by strong home sales, nesting and de-urbanization and pent-up demand for home décor products; stimulus payments not expected to recur in future quarters; and the impact of temporary store closures during those fiscal periods related to the pandemic. The April 2021 Management Projections also included revised assumptions with respect to the impact of rising freight costs in order to reflect current and projected market conditions, including global supply chain challenges related to the pandemic, global shipping container shortages, and higher freight rates over the next 12 months under new freight contracts, in each case, since the date of the February 2021 Management Projections. As a result, the April 2021 Management Projections also decreased the same store sales growth assumption to 1% for fiscal year 2023, as compared to an assumption of 3% in the February 2021 Management Projections. Certain of the assumptions underlying the April 2021 Management Projections, including with respect to near-term freight headwinds in fiscal years 2022 and 2023 and investments related to the planned opening of the third distribution center in fiscal years 2025 and 2026 resulted in projected Adjusted EBITDA margins for such years that are below historical averages. However, management noted that historical Adjusted EBITDA margins for years prior to fiscal year 2020 were adjusted in accordance with prevailing lease accounting standards that have since changed, and management assumed that, if re-stated using current lease accounting standards, such historical Adjusted EBITDA margins would have been approximately 50 to 100 basis points lower in each such fiscal year. We refer to the February 2021 Management Projections and the April 2021 Management Projections, collectively, as the “Management Projections.” For more information regarding the Special Committee’s request to management to prepare revised projections, see the section above entitled “— Background of the Offer and the Merger.” The April 2021 Management Projections were furnished to Goldman Sachs and to H&F to assist them in their due diligence review and evaluation of the Company.
The Management Projections were developed by the Company’s management on a standalone basis, without giving effect to the Offer or the Merger or the other transactions contemplated by the Merger Agreement, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including any costs incurred in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Furthermore, the

Management Projections do not take into account the effect of any failure of the transactions contemplated by the Merger Agreement to be completed and should not be viewed as accurate or continuing in that context. In the view of the Company’s management, the Management Projections were reasonably prepared by its senior management on bases reflecting the best currently available estimates and judgments of senior management of the future financial performance of the Company and other matters covered thereby.
The Management Projections are included herein because (1) the Management Projections were made available to representatives of H&F by the Company’s management, as described in the section above entitled “— Background of the Offer and the Merger;” (2) the Management Projections were made available to representatives of Goldman Sachs by the Company’s management, in connection with Goldman Sachs being engaged as the Company’s financial advisor; (3) the April 2021 Management Projections were approved by the Special Committee and the Board for use in connection with Goldman Sachs’ financial analysis, as described in the sections above entitled “— Opinion of the Financial Advisor to the At Home Special Committee” and “— Background of the Offer and the Merger;” and (4) the Management Projections were made available to the Special Committee and the Board in connection with their consideration of the Offer and the Merger and other strategic alternatives available to the Company, as described in the section above entitled “— Background of the Offer and the Merger.” The inclusion of Management Projections should not be regarded as an indication that the Special Committee, the Board, Goldman Sachs, the Company or its management, H&F, Parent, Merger Sub or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and the Management Projections should not be relied on as such. For the avoidance of doubt, the February 2021 Management Projections do not constitute any part of the “Forecasts” reviewed by representatives of Goldman Sachs in connection with rendering its fairness opinion and performing its related financial analyses, nor were the February 2021 Management Projections approved by the Special Committee for use in connection with Goldman Sachs’ financial analysis as described in the section entitled “— Opinion of the Financial Advisor to the At Home Special Committee.”
The Management Projections and the underlying assumptions upon which the Management Projections were based are subjective in many respects, and subject to multiple interpretations and frequent revisions attributable to the dynamics of the Company’s industry and based on actual experience and business developments. The Management Projections, while presented with numerical specificity, reflect numerous assumptions with respect to company performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties beyond the Company’s control. Multiple factors, including those described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” could cause the Management Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Management Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Management Projections do not take into account any circumstances or events occurring after the date on which they were prepared, including the Offer or the Merger. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Management Projections will be achieved. As a result, the inclusion of the Management Projections does not constitute an admission or representation by the Company, Goldman Sachs or any other person that the information is material. The Company made no representation to Parent, Merger Sub or any other person, in the Merger Agreement or otherwise, concerning the Management Projections. The summary of the Management Projections is not provided to influence the Company’s stockholders’ decisions regarding whether to tender their Shares in the Offer or any other matter related to the Offer or the Merger. The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Company’s public filings with the SEC.
The Management Projections were not prepared with a view toward public disclosure or toward compliance with the published guidelines of the SEC regarding projections or GAAP (as defined below), or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other accounting firm, has examined, compiled or performed any procedures with respect to the

Management Projections. There can be no assurance that the Management Projections will be realized or that actual results will not be significantly higher or lower than forecasted.
The following table presents a summary of the February 2021 Management Projections:
February 2021 Management Projections
	Projected
FYE Jan | ($ in millions)	FY22E	FY23E	FY24E	FY25E	FY26E
Stores(1)	234	263	296	333	375
Sales	$1,838	$2,119	$2,444	$2,818	$3,250
Gross Profit(2)	$585	$686	$804	$926	$1,064
Operating Income(2)(3)	$160	$196	$244	$289	$342
Operating Margin (%)(2)(3)	8.7%	9.2%	10.0%	10.3%	10.5%
Adj. EBITDA(3)	$253	$332	$398	$465	$542
Adj. EBITDA Margin (%)	13.8%	15.7%	16.3%	16.5%	16.7%

(1)
Year-end store count.

(2)
Gross profit, operating income and operating margin are “non-GAAP” financial measures.

(3)
Adjusted EBITDA is calculated as operating income plus depreciation and amortization, stock-based compensation expense, deferred rent and other minor adjustments.

The following table presents a summary of the April 2021 Management Projections:
April 2021 Management Projections
	Projected
FYE Jan | ($ in millions)	FY22E	FY23E	FY24E	FY25E	FY26E
Stores(1)	234	263	296	333	375
Sales	$2,007	$2,206	$2,444	$2,818	$3,250
Gross Profit(2)	$649	$706	$804	$926	$1,064
Operating Income(2)(3)	$201	$205	$244	$289	$342
Operating Margin (%)(2)(3)	10.0%	9.3%	10.0%	10.3%	10.5%
Adj. EBITDA(3)	$296	$340	$398	$465	$542
Adj. EBITDA Margin (%)	14.8%	15.4%	16.3%	16.5%	16.7%
(-) Stock-based Compensation	$(18)	$(21)	$(23)	$(27)	$(31)
(-) Depreciation and Amortization	$(73)	$(88)	$(99)	$(114)	$(131)
(-) Taxes(4)	$(50)	$(57)	$(68)	$(79)	$(93)
NOPAT	$155	$175	$208	$244	$286
(+) Depreciation and Amortization	$73	$88	$99	$114	$131
(-) Capital Expenditures	$(130)	$(207)	$(218)	$(239)	$(242)
(-) ∆ Net Working Capital	$(9)	$(21)	$(14)	$(29)	$(29)
Unlevered Free Cash Flow	$89	$35	$76	$90	$147

(1)
Year-end store count.

(2)
Gross profit, operating income and operating margin are “non-GAAP” financial measures.

(3)
Adjusted EBITDA is calculated as operating income plus depreciation and amortization, stock-based compensation expense, deferred rent and other minor adjustments.

(4)
Assumes a 24.5% tax rate.

Gross profit, operating income and operating margin contained in the Management Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with accounting principles generally accepted in the United States (referred to as “GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of the information above is included solely to give stockholders access to the information that was made available to representatives of H&F and Parent, representatives of Goldman Sachs and the Board and the Special Committee, and is not included in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares.
The Management Projections do not take into account the possible financial and other effects on the Company of the Offer or the Merger and do not attempt to predict or suggest future results following the Offer or the Merger. The Management Projections do not give effect to the Offer or the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Offer or the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Management Projections do not take into account the effect on the Company of any possible failure of the Offer or the Merger to occur.
For the foregoing reasons, and considering that the Offer is being made several months after the Management Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers are cautioned not to place unwarranted reliance on the Management Projections set forth above. No one has made or makes any representation to any investor or stockholder regarding the information included in the Management Projections. The Company urges all Company stockholders to review its most recent SEC filings for a description of its reported financial results. See the section entitled “Where You Can Find Additional Information.”
Except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
Opinion of the Financial Advisor to the At Home Special Committee
Goldman Sachs, delivered its opinion to the Special Committee on May 6, 2021, which opinion was subsequently confirmed in a written opinion dated as of the same date, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the $36.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Original Merger Agreement was fair from a financial point of view to such holders.
Goldman Sachs’ written opinion was addressed to the Special Committee in connection with and for the purposes of its evaluation of the transactions contemplated by the Original Merger Agreement, was directed only to the original merger consideration of $36.00 per Share to be paid to At Home’s stockholders pursuant to the Original Merger Agreement, and did not address the Offer Price or any other aspect of the proposed Merger.
The full text of the written opinion of Goldman Sachs, dated May 6, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference. The summary of the opinion of Goldman Sachs set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. At Home’s stockholders are urged to read the opinion in its entirety. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated therein. The Goldman Sachs opinion is not a recommendation as to how any holder of Shares should act with respect to the transaction or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•
the Original Merger Agreement;

•
annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 30, 2021;

•
certain other communications from the Company to its stockholders;

•
certain publicly available research analyst reports for the Company; and

•
certain internal financial analyses and forecasts for Company prepared by its management, as approved for Goldman Sachs’ use by Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the home improvement and specialty retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Special Committee. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the Company or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the Original Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of such opinion, of the $36.00 in cash per Share to be paid to such holders pursuant to the Original Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Original Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Original Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $36.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Original Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the transaction, or as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and the opinion expressed in its opinion were provided for the information and assistance of the Special Committee in connection with its consideration of the transaction and the Goldman Sachs opinion is not a recommendation as to how any holder of Shares should act with respect to the transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 4, 2021 and is not necessarily indicative of current market conditions.
Illustrative Discounted Cash Flow Analysis.   Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 9.00% to 11.00%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 31, 2021: (i) estimates of unlevered free cash flow for the Company for the years 2021 (actual) and 2022 to 2026 as reflected in the Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the free cash flow to be generated by the Company of $242 million, as reflected in the Forecasts, which analysis implied exit terminal year unlevered free cash flow multiples ranging from 6.0x to 8.9x. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings (assumed 10% debt-to-capitalization ratio), the cost of long-term debt (pre-tax cost of debt assumed 5.5%), a risk free rate (2.1%), calculated as the yield on 30-year U.S. Treasury bonds with 20-year remaining life, future applicable marginal cash tax rate (24.5% per management assumption) and a beta for the company (1.53 based on historical beta of peers), as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the net debt of the Company as of January 31, 2021, per the latest Form 10-K of the Company for Fiscal Year 2021, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares, as provided by the management of the Company, to derive a range of illustrative values per Share ranging from $26.05 to $40.82, rounded to the nearest cent.
Illustrative Present Value of Future Share Price Analysis.   Goldman Sachs performed an illustrative analysis of the implied present value of the future value per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2022 to 2025. Goldman Sachs first calculated the implied enterprise values for the Company as of May 4, 2021 and as of January 31 for each of the fiscal years 2022 to 2024, by applying enterprise value to future next twelve months Adjusted EBITDA multiples of 6.0x to 9.0x to forward Adjusted EBITDA estimates for each of the fiscal years 2023 to 2025. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV/EBITDA multiples for the Company. Goldman Sachs then subtracted the amount of the Company’s forecasted net debt for each of the fiscal years 2022 to 2024, as provided by the management of the Company, as of the relevant year-end per the Forecasts, from the respective implied enterprise values in order to derive a range of illustrative equity values for the Company for each of the fiscal years 2022 to 2024. Goldman Sachs then divided the results by the fully diluted outstanding Shares, as provided by the management of the Company, to derive a range of implied future Share prices, and then discounted such values back to May 4, 2021, using an illustrative discount rate of 10.7%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such illustrative discount rate (and estimated Company cost of equity) by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $25.56 to $43.23 per Share, rounded to the nearest cent.
Premiums Paid Analysis.   Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premiums paid for all-cash acquisition transactions announced during the time period from May 4, 2016 to May 4, 2021 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were between $500 million and $5 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions using the last undisturbed closing stock price of the target company prior to the announcement of the transaction. This analysis indicated a 25th percentile premium of 6.8% and 75th percentile premium of 43.6% across the period. Using this analysis, Goldman Sachs applied a range of illustrative premiums of 6.8% to 43.6% to the Company’s closing price per Share on May 4, 2021, to derive an illustrative range of implied values per Share of $32.76 to $44.04, rounded to the nearest cent (and an implied value per Share at the median premium paid of 18.9% of $36.47, rounded to the nearest cent).
Selected Transactions Analysis.   Goldman Sachs analyzed certain publicly available information relating to selected transactions in the home improvement and specialty retail industry, which includes Home Improvement/Furnishing Retail, Discount Retail, Office Retail and Sport/Outdoor Retail sectors, since December 2010 involving a public company based in the United States as the target where the disclosed enterprise values for the transactions were between $500 million and $10 billion, and excluding deals in the Apparel, Automotive, Computer & Electronics, Department Stores, Food & Beverage, Internet & Catalog and Pet sectors.
For each of the selected transactions, Goldman Sachs calculated and compared the implied EV/LTM EBITDA multiple of the applicable target company based on the total consideration paid in the transaction.
While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purpose of analysis, may be considered similar to certain of the Company’s results, market size and product profile.
The following table presents the results of this analysis, including the total enterprise value and EV/LTM EBITDA multiple for each such transaction, representing the metrics relevant for Goldman Sachs’ analysis:
Selected Precedent Transactions(1)
Announcement Date	Target	Acquiror	Total Enterprise Value $ in millions	EV/LTM EBITDA
March 2021	The Michael’s Companies	Funds managed by affiliates of Apollo Global Management, Inc.	$5,028	6.9x
December 2020	Sportsman’s Warehouse Holdings, Inc.	Great Outdoors Group, LLC	$792	6.0x
April 2017	Cabela’s Incorporated	Bass Pro Group, LLC	$5,000	11.4x
June 2017	Staples, Inc.	Affiliates of Sycamore Partners, L.P.	$7,947	6.0x

Selected Precedent Transactions(1)
Announcement Date	Target	Acquiror	Total Enterprise Value $ in millions	EV/LTM EBITDA
August 2016	Mattress Firm Holding Corp.	Steinhoff International Holdings N.V.	$3,800	10.8x
November 2015	HMK Mattress Holdings LLC (Sleepy’s)	Mattress Firm Holding Corp.	$780	9.4x
September 2013	Yankee Candle Investments LLC	Jarden Corporation	$1,750	8.5x
February 2013	OfficeMax Incorporated	Office Depot, Inc.	$1,744	8.2x
June 2012	Party City Holdings Inc.	Thomas H. Lee Partners, L.P.	$2,690	10.0x
May 2012	Cost Plus, Inc.	Bed Bath & Beyond Inc.	$600	11.7x
May 2011	Academy Ltd	Kohlberg Kravis Roberts & Co L.P.	$2,300	11.1x
December 2010	Jo-Ann Stores Inc.	Leonard Green & Partners LP	$1,601	7.7x
Low				6.0x
Median				9.0x
High				11.7x

(1)
Excludes transactions where public information to calculate EV / LTM EBITDA is unavailable.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of EV/LTM EBITDA multiples of 6.0x (reflecting the minimum EV/LTM EBITDA multiple referenced above) to 11.7x (reflecting the maximum EV/LTM EBITDA multiple referenced above) to the Company’s fiscal year 2021 Adjusted EBITDA, as reflected in the Forecasts, to derive a range of implied enterprise values for the Company. Goldman Sachs then subtracted from the range of implied enterprise values the net debt of the Company as of January 31, 2021, per the latest Form 10-K of the Company for Fiscal Year 2021, to derive a range of illustrative equity values for the Company. Goldman Sachs divided the results by the number of fully diluted outstanding Shares, as provided by the management of the Company, to derive a range of implied values per Share of $22.58 to $45.46, rounded to the nearest cent (and an implied value per Share at the median EV/LTM EBITDA multiple of 9.0x of $34.67, rounded to the nearest cent).
Historical Stock Trading Analysis.   Goldman Sachs reviewed the historical trading prices and volumes for the Company’s common stock for the fifty-two week period ended May 4, 2021. In addition, Goldman Sachs analyzed the $36.00 in cash per Share to be paid to holders of the Company’s common stock pursuant to the Original Merger Agreement in relation to the fifty-two week high and low market prices of the Company’s common stock.
This analysis indicated that the price per Share to be paid to the holders of the Company’s common stock pursuant to the Original Merger Agreement represented:
•
a premium of approximately 6.4% based on the latest fifty-two week high closing market price of $33.82 per Share; and

•
a premium of approximately 1,529% based on the latest fifty-two week low closing market price of $2.21 per Share.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying

Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee as to the fairness from a financial point of view of the $36.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Original Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Special Committee and the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company, the Special Committee or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction contemplated by the Original Merger Agreement.
As described above, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger, the Original Merger Agreement and other actions and transactions contemplated by the Original Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Exhibit (a)(5)(A).
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests, or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, and any of their respective affiliates and third parties, including Hellman & Friedman LLC and its affiliated investment funds, and/or its affiliates and portfolio companies. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Original Merger Agreement. During the two year period ended May 4, 2021, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to H&F and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner with respect to the $900 million high yield bond for Pharmaceutical Product Development, LLC (“PPD”), a portfolio company of H&F, in May 2019; as bookrunner with respect to $1.3 billion bank loan for Hub International Limited, a portfolio company of H&F, in November 2019; as bookrunner with respect to the initial public offering by PPD in February 2020; as financial advisor to Ultimate Software Group Inc., a portfolio company of H&F, with respect to its merger with Kronos Incorporated in April 2020; as lead arranger with respect to the $3.3 billion term loan B for Genesys Telecommunications Laboratories, Inc., a portfolio company of H&F, in October 2020; as bookrunner with respect to the $1.3 billion high yield bond for MultiPlan Corporation, a portfolio company of H&F, in October 2020. During the two year period ended May 4, 2021, based solely on Goldman Sachs’ books and records, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to H&F and/or to its affiliates and portfolio companies (which may include companies that are not controlled by H&F) of approximately $52 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates, and H&F and its respective affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with H&F and its affiliates from time to time and may have invested in limited partnership units of affiliates of H&F from time to time and may do so in the future.
The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Original Merger Agreement. Pursuant to a letter agreement dated January 3, 2021, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction(s).
The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at $30 million, of which $28 million is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Information pertaining to the retention of Goldman Sachs in “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the At Home Special Committee” is incorporated herein by reference.
The Company has retained MacKenzie Partners to provide advisory, consulting and solicitation services in connection with, among other things, the Offer, the Merger and related matters. We expect to pay MacKenzie Partners approximately $20,000, plus reimbursement of out-of-pocket expenses.
Except as set forth above, neither At Home nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of At Home on its behalf with respect to the offer or related matters.
Item 6. Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by At Home or, to At Home’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:
Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Chad C. Stauffer	June 7, 2021	1,896	36.95	Sale of Shares to cover tax withholdings due to vesting of Company RSUs.
	May 30, 2021	223	37.54	Sale of Shares to cover tax withholdings due to vesting of Company RSUs.
Jeffrey R. Knudson	May 6, 2021	22,871	35.00	Sale of Shares acquired through exercise of Company Stock Options.
Item 7. Purposes of the Transaction and Plans or Proposals.
Subject Company Negotiations
Except as indicated in this Schedule 14D 9, At Home is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of At Home’s securities by At Home, At Home’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving At Home or At Home’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of At Home or any subsidiary of At Home; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of At Home.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.
Item 8. Additional Information.
Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Golden Parachute Compensation” above.
Conditions to the Offer
The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.
Regulatory Approvals
HSR Act
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and related rules and regulations, certain transactions, including the transactions contemplated by the Merger Agreement, may not be completed until notifications have been given and information furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the United States Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. The Company and an affiliate of Parent each filed their respective Notification and Report Forms with the Antitrust Division and the FTC on May 13, 2021 and the HSR waiting period with respect to the Offer and the Merger expired at 11:59 p.m. (New York City time) on June 14, 2021.
At any time before or after consummation of the Transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions.
Legal Proceedings
Beginning on June 2, 2021, five lawsuits challenging the Merger have been filed by purported stockholders of At Home. Four lawsuits have been filed in the United States District Court for the Southern District of New York against At Home and its directors, respectively captioned: Ryan O’Dell v. At Home Group Inc., et al., Case No. 1:21-cv-04882; Lorraine Figueroa v. At Home Group Inc., et al., Case No. 1:21-cv-05095; Matthew Hopkins v. At Home Group Inc., et al., Case No. 1:21-cv-05176; and Pam Milunovich v. At Home Group Inc., et al., Case No. 1:21-cv-05235. Another purported stockholder of At Home filed a lawsuit in the United States District Court for the Eastern District of New York against At Home and its directors, captioned Lukas Corbo v. At Home Group Inc., et al., Case No. 1:21-cv-03307. The complaints in each of these actions allege that the Schedule 14A preliminary proxy statement At Home filed on June 2, 2021 omits material information or contains misleading disclosures regarding the Merger and that, as a result, all of the defendants violated Section 14(a) of the Exchange Act and At Home’s directors also violated Section 20(a) of the Exchange Act. The complaints generally seek injunctive relief preventing the consummation of the Merger, rescission or rescissory damages in the event the Merger has already been consummated, unspecified damages, and an award of attorneys’ and experts’ fees, among other remedies. The defendants believe the claims asserted in each of the complaints are without merit.

Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex A. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex A, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all Shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex A.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price (or the Merger Consideration, which is equivalent to the Offer Price).
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:
•
within the later of: (1) the consummation of the Offer and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on June 22, 2021), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•
not tender such Shares in the Offer; and

•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:
At Home Group Inc.
1600 East Plano Parkway
Plano, Texas 75074
Attention: Mary Jane Broussard
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated Shares, as such holder’s name appears on the records of At Home). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that At Home will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although At Home believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor At Home anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and At Home reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as At Home has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to At Home a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of At Home and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of At Home’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of At Home desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9.
Business Combination Statute
The Company elected in its Charter not to be subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporations’ voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203. However, the Charter contains provisions that have the same effect as Section 203. The Board has exempted the Offer and the Merger from the relevant provisions of the Charter.
The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.
Stockholder Approval Not Required
Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent, Merger Sub and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements made pursuant to and within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can generally identify forward-looking statements by the Company’s use of forward-looking terminology such as “anticipate”, “are confident”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “look ahead”, “look forward”, “may”, “might”, “on track”, “outlook”, “plan”, “potential”, “predict”, “reaffirm”, “seek”, “should”, “trend”, “will”, or “vision”, or the negative thereof or comparable terminology regarding future events or conditions. The forward-looking statements are not historical facts, and are based upon the Company’s current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond its control. There can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements.
Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ongoing global COVID-19 pandemic and related challenges, risks and uncertainties, including historical and potential future measures taken by governmental and regulatory authorities (such as requiring store closures), which have significantly disrupted the Company’s business, employees, customers and global supply chain, and for a period of time, adversely impacted its financial condition (including resulting in goodwill impairment) and financial performance, and which disruption and adverse impacts may continue in the future; the recent and ongoing direct and indirect adverse impacts of the global COVID-19 pandemic to the global economy and retail industry; the eventual timing and duration of economic stabilization and recovery from the COVID-19 pandemic, which depends largely on future developments; general economic conditions in the United States and globally, including consumer confidence and spending, and any changes to current favorable macroeconomic trends of strong home sales, nesting and de-urbanization (which were enhanced and accelerated due to COVID-19, and may not continue upon a successful vaccine rollout in significant numbers that impacts consumer behavior); the Company’s indebtedness and its ability to increase future leverage, as well as limitations on future sources of liquidity, including debt covenant compliance; the Company’s ability to implement its growth strategy of opening new stores, which was suspended for fiscal 2021 (with the exception of stores that were at or near completion) and, while ramping significantly, will be limited in the near term; the Company’s ability to effectively obtain, manage and allocate inventory, and satisfy changing consumer preferences; increasing freight and transportation costs (including the adverse effects of international equipment shortages) and increasing commodity prices; the Company’s reliance on third-party vendors for a significant portion of its merchandise, including supply chain disruption matters and international trade regulations (including tariffs) that have, and may continue to, adversely impact many international vendors; the loss or disruption to operating the Company’s distribution network; significant competition in the fragmented home décor industry, including increasing e-commerce; the implementation and execution of the Company’s At Home 2.0 and omnichannel strategies and related investments; natural disasters and other adverse impacts on regions in the United States where the Company has significant operations; the Company’s success in obtaining favorable lease terms and of its sale-leaseback strategy; the Company’s reliance on the continuing growth and utility of its loyalty program; the Company’s ability to attract, develop and retain employee talent and to manage labor costs; the disproportionate impact of its seasonal sales activity to its overall results; risks related to the loss or disruption of the Company’s information systems and data and its ability to prevent or mitigate breaches of its information security and the compromise of sensitive and confidential data; the Company’s ability to comply with privacy and other laws and regulations, including those associated with entering new markets; and the significant volatility of the trading price of the Company’s common stock; uncertainty surrounding how many of the Company’s stockholders will tender their Shares in the tender offer; the possibility that any or all of conditions to closing of the proposed Transactions may not be satisfied, such that the proposed Transactions will not close or that the closing may be delayed; general economic conditions; the proposed Transactions may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the Company; the outcome of any legal proceedings related to the proposed Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement.
Additional information about these and other factors that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements may be found in our Annual Report on Form 10-K for the fiscal year ended January 30, 2021 and subsequent reports we file with the SEC. You are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof or the date otherwise specified herein. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.
Where You Can Find More Information
At Home is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. At Home is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with At Home. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov or from At Home by contacting our Investor Relations department at (972) 265-6137 or by going to At Home’s Investor Relations page on its website at http://investor.athome.com/ and clicking on the link titled “SEC Filings.”
The SEC allows At Home to “incorporate by reference” information into this Schedule 14D-9, which means that At Home can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.
At Home incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):
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At Home’s Annual Report on Form 10-K for the year ended January 30, 2021 filed with the SEC on March 24, 2021;

•
At Home’s Quarterly Reports on Form 10-Q for the quarters ended May 1, 2021, filed with the SEC on June 4, 2021;

•
At Home’s Definitive Proxy Statement (and the related Definitive Additional Materials) on Schedule 14A, filed with the SEC on May 4, 2021; and

•
At Home’s Current Reports on Form 8-K filed on January 8, 2021, February 1, 2021, March 23, 2021, April 1, 2021, May 6, 2021, May 7, 2021, June 2, 2021, June 15, 2021, June 16, 2021, and June 17 2021.

At Home also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 22, 2021 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, as published in the Wall Street Journal on June 22, 2021 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Press Release issued on June 16, 2021 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub and the Schedule 14D-9C filed by At Home with the SEC on June 16, 2021).
(a)(5)(A)	Opinion of Goldman Sachs & Co. LLC, dated May 6, 2021 (incorporated herein by reference to Annex B to the Preliminary Proxy Statement filed by At Home with the SEC on June 2, 2021).
(a)(5)(B)	Letter from At Home’s CEO to At Home’s employees on June 16, 2021 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by At Home with the SEC on June 16, 2021).
(a)(5)(C)	Team Member FAQ sent to At Home’s employees, first used on June 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by At Home with the SEC on June 16, 2021).
(e)(1)	Amended and Restated Agreement and Plan of Merger, dated June 16, 2021, by and among At Home Group Inc., Ambience Parent, Inc. and Ambience Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by At Home with the SEC on June 17, 2021).
(e)(2)	Confidentiality Agreement, dated February 16, 2021, between Hellman & Friedman Advisors LLC and At Home Group Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Amended and Restated Limited Guarantee, dated June 16, 2021, by the H&F Entities in favor of At Home Group Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO)
(e)(4)	Equity Commitment Letter, dated June 16, 2021, by and among Parent and the H&F Entities (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(5)	Employment Agreement by and between Garden Ridge Corporation, At Home Group Inc. (f/k/a GRD Holding I Corporation) and Lewis L. Bird III, dated as of November 15, 2012 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(6)	Amendment to Employment Agreement by and between Garden Ridge Corporation, At Home Group Inc. (f/k/a GRD Holding I Corporation) and Lewis L. Bird III, dated as of November 1, 2013 (incorporated by reference to Exhibit 10.4.1 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(7)	Employment Agreement by and between Garden Ridge Corporation, At Home Group Inc. (f/k/a GRD Holding I Corporation) and Peter S.G. Corsa, dated as of February 2, 2013 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).

Exhibit No.	Description
(e)(8)	Amendment to Employment Agreement by and between Garden Ridge Corporation, At Home Group Inc. (f/k/a GRD Holding I Corporation) and Peter S.G. Corsa, dated as of November 1, 2013 (incorporated by reference to Exhibit 10.6.1 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(9)	At Home Group Inc. (f/k/a GRD Holding I Corporation) Stock Option Plan, effective as of November 12, 2012 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(10)	Nonqualified Stock Option Agreement by and between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Lewis L. Bird III, dated as of November 26, 2012 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(11)	Letter Agreement by and between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Lewis L. Bird III, dated as of November 26, 2012 (incorporated by reference to Exhibit 10.8.1 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(12)	Amendment to Nonqualified Stock Option Agreement by and between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Lewis L. Bird III, dated as of December 4, 2012 (incorporated by reference to Exhibit 10.8.2 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(13)	Nonqualified Stock Option Agreement by and between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Peter S.G. Corsa, dated as of January 10, 2013 (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(14)	Amendment to Nonqualified Stock Option Agreement between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Peter S.G. Corsa, dated as of March 25, 2013 (incorporated by reference to Exhibit 10.11.1 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(15)	Nonqualified Stock Option Agreement by and between At Home Group Inc. (f/k/a GRD Holding I Corporation) and Peter S.G. Corsa, dated as of June 3, 2014 (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to At Home’s Registration Statement on Form S-1 filed with the SEC on September 25, 2015).
(e)(16)	At Home Group Inc. Annual Bonus Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 6 to At Home’s Registration Statement on Form S-1 filed with the SEC on July 25, 2016).
(e)(17)	Amended and Restated At Home Group Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to At Home’s Annual Report on Form 10-K filed with the SEC on March 27, 2019).
(e)(18)	At Home Group Inc. Form of Option Award Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 6 to At Home’s Registration Statement on Form S-1 filed with the SEC on July 25, 2016).
(e)(19)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 6 to At Home’s Registration Statement on Form S-1 filed with the SEC on July 25, 2016).
(e)(20)	At Home Group Inc. Form of Nonqualified Stock Option Award Agreement (Director) (incorporated by reference to Exhibit 10.1 to At Home’s Current Report on Form 8-K filed with the SEC on December 5, 2016).
(e)(21)	Form of Employment Agreement entered into by and between At Home Stores LLC (f/k/a Garden Ridge Corporation) and certain executive officers of the Company (incorporated by reference to Exhibit 10.21 to At Home’s Annual Report on Form 10-K filed with the SEC on April 5, 2017).
(e)(22)	At Home Group Inc. Form of Restricted Stock Unit Notice of Grant and Award Agreement (Director Form) (incorporated by reference to Exhibit 10.22 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on September 6, 2017).

Exhibit No.	Description
(e)(23)	At Home Group Inc. Form of Restricted Stock Unit Notice of Grant and Award Agreement (Standard Form) (incorporated by reference to Exhibit 10.23 to At Home’s Annual Report on Form 10-K filed with the SEC on March 23, 2018).
(e)(24)	At Home Group Inc. Form of Nonstatutory Stock Option Notice of Grant and Award Agreement (Time-Vesting) (incorporated by reference to Exhibit 10.24 to At Home’s Annual Report on Form 10-K filed with the SEC on March 23, 2018).
(e)(25)	Form of Employment Agreement with At Home RMS Inc. to be used for employment agreements entered into on or after March 23, 2018 with certain executive officers of At Home Group Inc. (incorporated by reference to Exhibit 10.26 to At Home’s Annual Report on Form 10-K filed with the SEC on March 23, 2018).
(e)(26)	At Home Group Inc. Form of Notice of Grant and Nonqualified Stock Option Agreement (CEO Special Option Grant) (incorporated by reference to Exhibit 10.1 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2018).
(e)(27)	At Home Group Inc. Form of Notice of Grant and Nonqualified Stock Option Agreement (Time-Vesting) — Annual Grant (incorporated by reference to Exhibit 10.2 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2018).
(e)(28)	At Home Group Inc. Form of Notice of Grant and Restricted Stock Unit Agreement — Annual Grant (incorporated by reference to Exhibit 10.3 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2018).
(e)(29)	At Home Group Inc. Form of Notice of Grant and Nonqualified Stock Option Agreement (Special Transition Grant) (incorporated by reference to Exhibit 10.4 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2018).
(e)(30)	At Home Group Inc. Form of Notice of Grant and Restricted Stock Unit Agreement (Director) — Annual Grant (incorporated by reference to Exhibit 10.5 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2018).
(e)(31)	Offer Letter from At Home Group Inc. to Jeff Knudson dated as of August 27, 2018 (incorporated by reference to Exhibit 10.1 to At Home’s Current Report on Form 8-K filed with the SEC on August 30, 2018).
(e)(32)	Employment Agreement by and between At Home RMS Inc. and Jeffrey R. Knudson, dated as of November 8, 2018 (incorporated by reference to Exhibit 10.1 to At Home’s Current Report on Form 8-K filed with the SEC on November 9, 2018).
(e)(33)	Form of Employment Agreement with At Home RMS Inc. or At Home Procurement Inc., as applicable, and each of Sumit Anand, Elizabeth Galloway, Wendy Fritz and Chad Stauffer (incorporated by reference to Exhibit 10.1 to At Home’s Quarterly Report on Form 10-Q filed with the SEC on June 6, 2019).
(e)(34)	At Home Group Inc. Nonqualified Stock Option Cancellation Agreement (incorporated by reference to Exhibit 10.1 to At Home’s Current Report on Form 8-K filed with the SEC on September 24, 2019).
(e)(35)	At Home Group Inc. Notice of Grant and Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.2 to At Home’s Current Report on Form 8-K filed with the SEC on September 24, 2019).
(e)(36)	At Home Group Inc. Form of Notice of Grant and Restricted Stock Unit Agreement — Annual Grant 2020 (incorporated by reference to Exhibit 10.36 to At Home’s Annual Report on Form 10-K filed with the SEC on May 19, 2020).
(e)(37)	At Home Group Inc. Form of Notice of Grant and Nonqualified Stock Option Agreement — Annual Grant 2020 (incorporated by reference to Exhibit 10.37 to At Home’s Annual Report on Form 10-K filed with the SEC on May 19, 2020).
(e)(38)	At Home Group Inc. Form of Notice of Grant and Performance Share Unit Agreement — Annual Grant 2020 (incorporated by reference to Exhibit 10.38 to At Home’s Annual Report on Form 10-K filed with the SEC on May 19, 2020).
(e)(39)	At Home Group Inc. Form of Notice of Grant and Performance Share Unit Agreement (incorporated by reference to Exhibit 10.1 to At Home’s Current Report on Form 10-K filed with the SEC on April 1, 2021).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
AT HOME GROUP INC.
Date: June 22, 2021	By: /s/ MARY JANE BROUSSARD
Name: Mary Jane Broussard
Title: Chief Administrative Officer, General Counsel & Corporate Secretary

ANNEX A
Section 262 of the General Corporation Law of the State of Delaware
§ 262. Appraisal rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   Repealed by 82 Laws 2020, ch. 256, § 15.
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.